Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Financial Statements

December 31, 2012 and 2011

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended , in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 18, 2013

This report is effective as of March 18, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2012 and 2011

(In millions of won)	Note	2012		2011
Assets
Cash and due from banks	4,8,20	￦	13,394,331	14,730,932
Trading assets	4,9,20		14,018,894	11,954,266
Financial assets designated at fair value through profit or loss	4,10,20		2,585,111	1,800,846
Derivative assets	4,11		2,164,852	2,319,585
Loans	4,12,20		199,655,732	192,572,571
Available-for-sale financial assets	4,13,20		36,328,429	34,105,747
Held-to-maturity financial assets	4,13,20		11,659,215	11,894,664
Property and equipment, net	14,20		3,046,686	2,993,860
Intangible assets, net	15		4,190,776	4,203,460
Investments in associates	16		298,518	248,848
Current tax receivable			14,128	9,022
Deferred tax assets	42		95,970	29,202
Investment properties, net	17		246,970	275,123
Other assets, net	4,18		13,094,465	10,887,878
Assets held for sale			54,412	15,792

Total assets		￦	300,848,489	288,041,796

Liabilities
Deposits	4,21	￦	170,096,454	163,015,732
Trading liabilities	4,22		1,370,723	704,418
Financial liabilities designated at fair value through profit or loss	4,23		4,822,197	3,298,409
Derivative liabilities	4,11		1,904,044	1,972,197
Borrowings	4,24		18,891,378	20,033,246
Debt securities issued	4,25		38,840,175	39,736,958
Liability for defined benefit obligations	26		214,068	274,661
Provisions	27		746,846	869,592
Current tax payable			252,283	568,074
Deferred tax liabilities	42		19,890	282
Liabilities under insurance contracts	28		13,418,559	10,867,254
Other liabilities	4,29		21,492,049	19,842,168

Total liabilities			272,068,666	261,182,991

Equity	30
Capital stock			2,645,053	2,645,053
Other equity instrument			537,443	238,582
Capital surplus			9,887,199	9,886,849
Capital adjustments			(393,097)	(392,654)
Accumulated other comprehensive income			1,134,820	1,188,948
Retained earnings			12,499,259	10,829,723

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			26,310,677	24,396,501
Non-controlling interests	30		2,469,146	2,462,304

Total equity			28,779,823	26,858,805

Total liabilities and equity		￦	300,848,489	288,041,796

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011
Interest income		￦	13,857,112	13,780,714
Interest expense			(6,882,901)	(6,700,743)

Net interest income	32		6,974,211	7,079,971

Fees and commission income			3,513,839	3,557,132
Fees and commission expense			(1,941,748)	(1,797,961)

Net fees and commission income	33		1,572,091	1,759,171

Net insurance loss	28		(209,303)	(119,201)
Dividend income	34		175,783	208,860
Net trading income (loss)	35		595,866	(131,848)
Net foreign currency transaction gain			280,028	13,874
Net gain (loss) on financial instruments designated at fair value through profit or loss	36		(532,070)	171,911
Net gain on sale of available-for-sale financial assets	13		536,581	846,345
Impairment losses on financial assets	37		(1,415,794)	(982,958)
General and administrative expenses	38		(4,059,560)	(4,135,357)
Net other operating expenses	40		(723,881)	(538,382)

Operating income			3,193,952	4,172,386

Equity in income of associates	16		27,538	57,790
Other non-operating income(loss), net	41		11,522	(37,614)

Income before income taxes			3,233,012	4,192,562
Income tax expense	42		(738,944)	(919,929)

Net income for the year	30,43		2,494,068	3,272,633

Other comprehensive income (loss) for the year, net of income tax
Foreign currency translation adjustments for foreign operations			(85,343)	16,120
Net change in unrealized fair value of available-for-sale financial assets			11,260	(460,437)
Equity in other comprehensive income of associates			4,097	2,717
Net change in unrealized fair value of cash flow hedges			15,655	1,429
Other comprehensive income (loss) of separate account			570	(579)

Total other comprehensive loss, net of income tax	30		(53,761)	(440,750)

Total comprehensive income for the year		￦	2,440,307	2,831,883

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (continued)

For the years ended December 31, 2012 and 2011

(In millions of won, except earning per share)	Note	2012		2011
Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43	￦	2,322,732	3,100,011
Non-controlling interest			171,336	172,622

		￦	2,494,068	3,272,633

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	2,268,604	2,659,464
Non-controlling interest			171,703	172,419

		￦	2,440,307	2,831,883

Earnings per share:	30,43
Basic earnings per share in won		￦	4,686	5,954

Diluted earnings per share in won		￦	4,686	5,832

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (continued)

For the years ended December 31, 2012 and 2011

(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interest	Total
Balance at January 1, 2011	￦	2,589,553	—	8,834,971	(390,853)	1,629,495	12,071,221	24,734,387	2,460,838	27,195,225
Net income for the period		—	—	—	—	—	3,100,011	3,100,011	172,622	3,272,633
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	16,086	—	16,086	34	16,120
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(460,200)	—	(460,200)	(237)	(460,437)
Equity in other comprehensive income of associates		—	—	—	—	2,717	—	2,717	—	2,717
Net change in unrealized fair value of cash flow hedges		—	—	—	—	1,429	—	1,429	—	1,429
Other comprehensive income of separate account		—	—	—	—	(579)	—	(579)	—	(579)

		—	—	—	—	(440,547)	—	(440,547)	(203)	(440,750)

Total comprehensive income for the period		—	—	—	—	(440,547)	3,100,011	2,659,464	172,419	2,831,883

Transactions with owners, etc
Dividends		—	—	—	—	—	(586,236)	(586,236)	—	(586,236)
Dividends to hybrid bonds		—	—	—	—	—	(2,594)	(2,594)	—	(2,594)
Issuance of preferred stock		55,500	—	1,050,664	—	—	—	1,106,164	—	1,106,164
Issuance of hybrid bonds		—	238,582	—	—	—	—	238,582	—	238,582
Redemption of preferred stock		—	—	—	—	—	(3,752,679)	(3,752,679)	—	(3,752,679)
Change in other capital surplus		—	—	1,214	—	—	—	1,214	—	1,214
Change in other capital adjustments		—	—	—	(1,801)	—	—	(1,801)	—	(1,801)
Change in other non-controlling interests		—	—	—	—	—	—	—	(170,953)	(170,953)

		55,500	238,582	1,051,878	(1,801)	—	(4,341,509)	(2,997,350)	(170,953)	(3,168,303)

Balance at December 31, 2011	￦	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	24,396,501	2,462,304	26,858,805

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (continued)

For the years ended December 31, 2012 and 2011

(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interest	Total
Balance at January 1, 2012	￦	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	24,396,501	2,462,304	26,858,805
Net income for the period							2,322,732	2,322,732	171,336	2,494,068
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(85,121)	—	(85,121)	(222)	(85,343)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	10,671	—	10,671	589	11,260
Equity in other comprehensive income of associates		—	—	—	—	4,097	—	4,097	—	4,097
Net change in unrealized fair value of cash flow hedges		—	—	—	—	15,655	—	15,655	—	15,655
Other comprehensive income of separate account		—	—	—	—	570	—	570	—	570

		—	—	—	—	(54,128)	—	(54,128)	367	(53,761)

Total comprehensive income for the period		—	—	—	—	(54,128)	2,322,732	2,268,604	171,703	2,440,307

Transactions with owners, etc
Dividends		—	—	—	—	—	(629,508)	(629,508)	—	(629,508)
Dividends to hybrid bonds		—	—	—	—	—	(23,688)	(23,688)	—	(23,688)
Issuance of hybrid bonds		—	298,861	—	—	—	—	298,861	—	298,861
Change in other capital surplus		—	—	350	—	—	—	350	—	350
Change in other capital adjustments		—	—	—	(443)	—	—	(443)	—	(443)
Change in other non-controlling interests		—	—	—	—	—	—	—	(164,861)	(164,861)

		—	298,861	350	(443)	—	(653,196)	(354,428)	(164,861)	(519,289)

Balance at December 31, 2012	￦	2,645,053	537,443	9,887,199	(393,097)	1,134,820	12,499,259	26,310,677	2,469,146	28,779,823

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from operating activities
Income before income taxes		￦	3,233,012	4,192,562
Adjustments for:
Net interest income	32		(6,974,211)	(7,079,971)
Dividend income	34		(175,783)	(208,860)
Net fees and commission expense			39,142	182,169
Insurance expense	28		3,043,780	2,297,723
Net trading loss (income)	35		(401,260)	17,876
Net foreign currency transaction loss (gain)			(86,820)	11,293
Net loss (gain) on financial assets designated at fair value through profit or loss	36		353,830	(167,961)
Gain on disposal of available-for-sale financial assets	13		(536,581)	(846,345)
Provision for allowance	12		1,315,159	896,006
Impairment losses on other financial assets			100,635	91,303
Salaries expense			146,265	217,739
Depreciation and amortization	38		298,836	287,734
Other operating income			(526,504)	(586,604)
Equity in income of associates	16		(27,538)	(57,790)

			(3,431,050)	(4,945,688)

Changes in assets and liabilities:
Due from banks			1,848,425	(3,540,709)
Trading assets			(1,358,678)	(2,723,770)
Financial instruments designated at fair value through profit or loss			467,291	1,821,807
Derivative assets			303,947	195,134
Loans			(8,963,549)	(11,397,231)
Other assets			(3,251,261)	(1,036,742)
Deposits			8,473,410	12,941,911
Liability for defined benefit obligations	26		(206,634)	(115,687)
Provision	27		153,118	(19,564)
Other liabilities			6,136,185	(298,829)

			3,602,254	(4,173,680)

Income taxes paid			(1,075,460)	(651,914)
Interest received			13,428,249	13,273,499
Interest paid			(6,855,041)	(6,492,566)
Dividends received			175,934	208,860

Net cash provided by operating activities		￦	9,077,898	1,411,073

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2012 and 2011

	Note	2012		2011
Cash flows from investing activities
Proceeds from disposition of financial assets designated at fair value through profit or loss		￦	52,909	98,472
Acquisition of disposition of financial assets designated at fair value through profit or loss			(134,507)	—
Proceeds from disposition of available-for-sale financial assets			40,687,182	43,335,156
Acquisition of available-for-sale financial assets			(42,526,208)	(47,704,240)
Proceeds from disposition of held-to-maturity financial assets			2,684,122	4,499,462
Acquisition of held-to-maturity financial assets			(2,489,373)	(3,828,684)
Proceeds from disposition of property and equipment	14,41		21,668	69,347
Acquisition of property and equipment	14		(292,898)	(302,111)
Proceeds from disposition of intangible assets	15,41		7,044	12,676
Acquisition of intangible assets	15		(123,736)	(168,132)
Proceeds from disposition of investments in associates			15,543	71,827
Acquisition of investments in associates			(43,353)	(27,661)
Proceeds from disposition of investment property	17,41		2,880	23,037
Acquisition of investment property	17		(38)	(17)
Proceeds from disposition of assets held for sale			6,489	2,047
Decrease in other assets			1,145,505	7,122,334
Increase in other assets			(1,312,098)	(7,213,256)
Business combination, net of cash acquired	45		90,010	(103,859)

Net cash used in investing activities			(2,208,859)	(4,113,602)

Cash flows from financing activities
Issuance of preferred stock			—	1,107,278
Issuance of hybrid bond			298,861	238,682
Proceeds from borrowings			573,185,672	21,300,793
Repayments of borrowings			(574,028,621)	(19,397,747)
Proceeds from debt securities issued			11,696,281	13,056,571
Repayments of debt securities issued			(12,506,217)	(13,760,022)
Increase in other liabilities			187,534	47,483
Decrease in other liabilities			(166,538)	(69,995)
Repayments of preferred stock			(3,765,124)	—
Dividends paid			(650,697)	(585,557)
Cash inflows from cash flow hedges			36,752	75,887
Decrease in non-controlling interest			(164,874)	(173,559)

Net cash provided by (used in) financing activities			(5,876,971)	1,839,814

Effect of exchange rate fluctuations on cash and cash equivalents held			4,316	(1,088)

Increase (decrease) in cash and cash equivalents			996,384	(863,803)
Cash and cash equivalents at beginning of year	45		3,969,342	4,833,145

Cash and cash equivalents at end of year	45	￦	4,965,726	3,969,342

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving the exchange of Shinhan Financial Group’s common stock with the former stockholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2012, 2011 are as follows:

				Ownership (%)
Investor	Investee (*)	Location	Reporting date	2012	2011
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Investment management	”	”	100.0	100.0
	Shinhan BNP Paribas AMC		”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.(*2)	”	”	99.8	—
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.(*2)	Korea	”	—	99.8
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

1.	Reporting entity (continued)

				Ownership (%)
Investor	Investee	Location	Reporting date	2012	2011
Shinhan Investment Corp.	Shinhan Investment Corp. Europe Ltd.(*3)	UK	December 31	—	100.0
”	Shinhan Investment Corp. America Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity Investment management	Symphony Energy Co., Ltd.	Korea	September 30	77.6	77.6
”	HKC&T Co., Ltd.	”	”	100.0	100.0
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	December 31	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*2)	The Shinhan Financial Group acquired 469,358(99.79%) shares of Shinhan Aitas 469,358(99.79%) from Shinhan Bank, a subsidiary of Shinhan Financial Group, at ￦ 50,014 million.
(*3)	The investee is in liquidation for the current period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value
•	financial instruments at fair value through profit or loss are measured at fair value
•	available-for-sale financial assets are measured at fair value
•	liabilities for cash-settled share-based payment arrangements are measured at fair value
•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(c)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which are the controlling company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in note 5.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

2.	Basis of preparation (continued)

(e)	Changes in accounting policies and errors

i)	Changes in accounting policies

The Group adopted the amendments pursuant to the amended K-IFRS No. 1001, Presentation of Financial Statements from the annual period ended December 31, 2012 and non-operating income is accounted for separately from operating income in the consolidated statements of comprehensive income.

The Group retrospectively applied the amendment to K-IFRS No. 1001 and there was no impact net income, for which the impact is as follows:

	2012		2011
Operating profit before adoption of the amendments Changes	￦	3,205,474	4,134,772
Non-operating income
Gain on sale of assets		19,365	4,571
Investments in associates		36,084	45,773
Other non-operating income		148,735	158,549

		204,184	208,893

Non-operating expense
Gain on sale of assets		2,924	5,378
Investments in associates		10,400	4,821
Other non-operating expense		179,338	236,308

		192,662	246,507

Operating profit (or loss) after adoption of the amendment	￦	3,193,952	4,172,386

ii)	Correction of a prior period error

The Group has started to offset synthetic options since the third quarter of 2012 while it had been recorded comprising options on a gross basis. The Group restated the comparative financial information for the prior period, retrospectively.

As a result, the amounts of derivative assets, derivative liabilities, total assets and total liabilities as of December 31, 2011 are decreased by ￦75,685 million, respectively. And there was no impact of net income and presentation of consolidated statements of comprehensive income.

The opening balances of assets and liabilities for the prior period presented wasn’t restated considering quantitative as well as qualitative materiality.

(f)	Approval of the consolidated financial statements

The consolidated financial statements were approved by the Board of Director in February 21, 2013, which will be submitted for approval to the shareholders’ meeting to be held on March 28, 2013.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group has reportable segments which consist of banking, credit card, securities, life insurance, others, as described in note 7.

(b)	Basis of consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii)	Special purpose entities

The Group has established a number of special purpose entities (SPEs) for trading and investment purposes. The Group does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE.

iii)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

iv)	Non-controlling interest

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Business combination

i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No. 1012 Income Taxes

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No. 1102 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No. 1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that are included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

ii)	Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

(d)	Associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or excess 15% if another entity was classified as subsidiary by the Banking act.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement, and require unanimous consent for strategic financial and operating decisions.

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate uses accounting policies different from those of the Company for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(f)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(g)	Derivative financial instruments including hedge accounting

Derivative financial instruments are classified as either trading or hedging if they qualify for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iv)	Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation

•	the disappearance of an active market for that financial asset because of financial difficulties

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

i)	Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of the probability of realization of such collateral.

In assessing collective impairment, the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

ii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii)	Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

(i)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

(j)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii)	Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

(l)	Leased assets

i)	Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii)	Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii)	Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

(m)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(n)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

(o)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p)	Foreign currency

i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii)	Hedge of net investment in foreign operations

The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operations and the parent entity’s functional currency (Korean won), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective, and are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

(q)	Equity

i)	Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii)	Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

iii)	Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Group recognizes the past service cost immediately.

v)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

(s)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(t)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

(u)	Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with K-IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No. 1018. Revenue

(v)	Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments, Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts.

i)	Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

Guarantee reserve

At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of claims for the amount equals to the average amount of net losses of the worst 30% cases forecasted by scenarios or the standard reserve amount by insurance type and the lowest insured amount, whichever is greater.

Unearned premium reserve

Unearned premium reserve refers to premium for subsequent years but collected before the reporting date.

Reserve for outstanding claims

Reserve for outstanding claims is an estimate of losses for insured events that have occurred prior to the reporting date but the corresponding actual claims have not yet been settled or determined.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

Reserve for losses on dividend insurance contract

In accordance with the Regulation on Supervision of Insurance Business, the Group accumulates reserve for losses of participating insurance contract within 30/100 of policyholders’ share in dividend-paying insurance income. A reserve for compensation for losses on dividend-paying insurance contracts accumulated shall be used for replenishing the losses of the participating insurance contract, and the balance after the replenishment shall be used as for the source of policyholders’ dividend for individual policyholders, for five fiscal years from the end of the fiscal year when the accumulation is made.

ii)	Policyholders’ equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders’ equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii)	Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset

iv)	Reinsurance contracts

Transactions relating to reinsurance assumed and ceded are accounted for in the consolidated statements of financial position and comprehensive income in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

v)	Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

(w)	Financial income and expense

i)	Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

ii)	Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii)	Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

(x)	Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as unearned revenue. Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

(y)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(z)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(aa)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(ab)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2012, and the Group has not early adopted them.

i) Amendments to K-IFRS No. 1110 Consolidated Financial Statements

The standard introduces a single control model to determine whether an investee should be consolidated. As a result, the Group may need to change its consolidation conclusion in respect of its investees, which may lead to changes in the current accounting for these investees (i.e. Trusts guaranteed as to principal shall be consolidated), The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Management is currently analyzing the impact of the amendments on the Group’s consolidated financial statements as of December 31, 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

3.	Significant accounting policies (continued)

ii)	Amendments to K-IFRS No. 1111 Joint Arrangements

The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Management believes the impact of the amendments on the Group’s consolidated financial statements is not material.

iii)	Amendments to K-IFRS No. 1112 Disclosure of Interests in Other Entities

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Management is currently analyzing the impact of the amendments on the Group’s consolidated financial statements as of December 31, 2012.

iv)	Amendments to K-IFRS No. 1019 Employee Benefits

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Group’s annual periods beginning on or after January 1, 2013. The Group recognized the actuarial gain or loss amounting to ￦ (6,518) million and ￦ 140,680 million for the ended December 31, 2012 and 2011, respectively in salaries expense. As a result, management believes the impacts of the amendments on the Group’s consolidated financial statements will be significant

v)	K-IFRS No. 1113 Fair Value Measurement

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Group’s annual periods beginning on or after January 1, 2013. Management is currently analyzing the impact of the amendments on the Group’s consolidated financial statements as of December 31, 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

ii)	Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic groupwide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

4.	Financial risk management (continued)

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

4.	Financial risk management (continued)

iii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

4.	Financial risk management (continued)

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Credit Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Credit Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Credit Risk Team. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Credit Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s biographic details, past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel II requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

4.	Financial risk management (continued)

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Master Credit Officer Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units. In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card. In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom the Group has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies.

Shinhan Card continually monitors all accountholders and accounts using a behavior scoring system. The behavior scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

ii)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2012 and 2011 are as follows:

	2012		2011
Due from banks and loans (*1)(*6)	￦	210,052,982	205,171,862
Banks		11,013,154	10,213,726
Retail		82,439,453	77,111,426
Government		7,597,140	9,199,551
Corporate		91,934,538	91,490,418
Card receivable		17,068,697	17,156,741
Trading assets		11,684,538	9,966,220
Financial assets designated at FVTPL(*3)		1,325,646	748,356
AFS financial assets(*4)		31,356,150	29,110,542
HTM financial assets(*5)		11,659,215	11,894,664
Derivative assets		2,164,852	2,319,585
Other financial assets (*1),(*2)		9,455,639	7,520,769
Financial guarantee contracts		2,895,878	2,766,331
Loan commitments and other liabilities for credit		72,200,742	67,130,382

	￦	352,795,642	336,628,711

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Comprise of account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	FVTPL : fair value through profit or loss
(*4)	AFS : available-for-sale
(*5)	HTM : held-to-maturity
(*6)	Due from banks and loans were classified as similar credit risk group in calculating equity capital ratio under New Basel Capital Accord (Basel II).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

iii)	Due from banks and loans by past due or impairment

Due from banks and loans as of December 31, 2012 and 2011 are as follows:

	2012
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	11,021,036	81,909,672	7,600,456	91,468,794	16,539,121	208,539,079
Past due but not impaired		116	438,050	378	496,409	739,736	1,674,689
Impaired		—	477,792	—	1,624,585	533,902	2,636,279

		11,021,152	82,825,514	7,600,834	93,589,788	17,812,759	212,850,047
Less : allowance		(7,998)	(386,061)	(3,694)	(1,655,250)	(744,062)	(2,797,065)

	￦	11,013,154	82,439,453	7,597,140	91,934,538	17,068,697	210,052,982

	2011
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	10,255,903	76,603,830	9,201,687	91,023,364	16,779,871	203,864,655
Past due but not impaired		—	520,407	—	332,535	606,942	1,459,884
Impaired		—	288,064	—	1,723,100	445,448	2,456,612

		10,255,903	77,412,301	9,201,687	93,078,999	17,832,261	207,781,151
Less : allowance		(42,177)	(300,875)	(2,136)	(1,588,581)	(675,520)	(2,609,289)

	￦	10,213,726	77,111,426	9,199,551	91,490,418	17,156,741	205,171,862

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

Credit quality of due from banks and loans, net of allowance, that are neither past due nor impaired as of December 31, 2012 and 2011 are as follows:

	2012
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	￦	11,020,950	78,934,568	7,597,923	54,598,546	15,186,242	167,338,229
Grade 2 (*1)		86	2,975,104	2,533	36,870,248	1,352,879	41,200,850

		11,021,036	81,909,672	7,600,456	91,468,794	16,539,121	208,539,079
Less : allowance		(7,998)	(141,399)	(3,690)	(1,070,400)	(321,865)	(1,545,352)

	￦	11,013,038	81,768,273	7,596,766	90,398,394	16,217,256	206,993,727

Mitigation of credit risk due to collateral (*2)	￦	124,104	55,033,908	388	41,695,341	5,529	96,859,270

	2011
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	￦	10,198,810	73,908,262	9,201,687	53,299,436	14,916,233	161,524,428
Grade 2 (*1)		57,093	2,695,568	—	37,723,928	1,863,638	42,340,227

		10,255,903	76,603,830	9,201,687	91,023,364	16,779,871	203,864,655
Less : allowance		(42,177)	(139,618)	(2,136)	(922,728)	(329,064)	(1,435,723)

	￦	10,213,726	76,464,212	9,199,551	90,100,636	16,450,807	202,428,932

Mitigation of credit risk due to collateral (*2)	￦	5,610	52,895,049	58	41,212,129	5,990	94,118,836

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating. Banks and government were classified as Grade 1 regardless of credit rating.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

Aging analyses of due from banks and loans, net of allowance, that are past due but not impaired as of December 31, 2012 and 2011 are as follows:

	2012
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	￦	116	351,351	378	360,946	636,595	1,349,386
31 ~ 60 days		—	53,263	—	59,230	65,267	177,760
61 ~ 90 days		—	32,021	—	58,400	37,874	128,295
More than 90 days		—	1,415	—	17,833	—	19,248

		116	438,050	378	496,409	739,736	1,674,689
Less : allowance		—	(20,005)	(3)	(25,601)	(93,680)	(139,289)

	￦	116	418,045	375	470,808	646,056	1,535,400

Mitigation of credit risk due to collateral (*)	￦	—	266,454	44	271,123	22	537,643

	2011
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	￦	—	416,178	—	193,612	499,261	1,109,051
31 ~ 60 days		—	53,033	—	103,461	66,687	223,181
61 ~ 90 days		—	50,162	—	20,413	40,994	111,569
More than 90 days		—	1,034	—	15,049	—	16,083

		—	520,407	—	332,535	606,942	1,459,884
Less : allowance		—	(20,027)	—	(17,427)	(87,251)	(124,705)

	￦	—	500,380	—	315,108	519,691	1,335,179

Mitigation of credit risk due to collateral (*)	￦	—	327,509	—	134,002	78	461,589

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of December 31, 2012 and 2011 are as follows:

	2012
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	￦	—	477,792	—	1,624,585	533,902	2,636,279
Less : allowance		—	(224,656)	—	(559,249)	(328,517)	(1,112,422)

	￦	—	253,136	—	1,065,336	205,385	1,523,857

Mitigation of credit risk due to collateral (*)	￦	—	124,546	—	606,059	6	730,611

	2011
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	￦	—	288,064	—	1,723,100	445,448	2,456,612
Less : allowance		—	(141,230)	—	(648,426)	(259,205)	(1,048,861)

	￦	—	146,834	—	1,074,674	186,243	1,407,751

Mitigation of credit risk due to collateral (*)	￦	—	90,760	—	638,660	12	729,432

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

iv)	Credit rating

Credit rating of debt securities as of December 31 2012 and 2011 are as follows:

	2012
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	3,286,526	177,567	19,868,860	9,594,045	32,926,998
AA- to AA+		3,610,513	131,845	5,923,292	1,411,353	11,077,003
A- to A+		2,935,088	527,359	3,175,284	293,422	6,931,153
BBB- to BBB+		1,223,112	350,891	1,404,382	19	2,978,404
Lower than BBB-		12,321	—	246,909	26,337	285,567
Unrated		179,050	137,984	737,424	334,039	1,388,497

	￦	11,246,610	1,325,646	31,356,151	11,659,215	55,587,622

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	2,384,749	158,076	17,199,474	9,031,172	28,773,471
AA- to AA+		3,152,592	127,319	6,751,848	2,062,005	12,093,764
A- to A+		2,987,225	268,079	2,913,116	463,494	6,631,914
BBB- to BBB+		503,929	174,572	1,118,624	8,607	1,805,732
Lower than BBB-		191,427	—	80,936	31,512	303,875
Unrated		404,864	20,310	1,046,544	297,874	1,769,592

	￦	9,624,786	748,356	29,110,542	11,894,664	51,378,348

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

Credit status of debt securities as of December 31, 2012 and 2011 are as follows:

	2012		2011
Neither past due nor impaired	￦	55,556,669	51,348,868
Impaired		30,953	29,480

	￦	55,587,622	51,378,348

Assets acquired through foreclosures amounting to ￦9,977 million, ￦14,876 million were classified as assets held for sale (non-business purpose property) as of December 31, 2012, respectively

v)	Concentration by geographic location

An analysis of concentration by geographic location for due from financial instrument, net of allowance, as of December 31, 2012 and 2011 are as follows:

		2012
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	￦	7,518,628	538,588	142,839	104,819	1,112,010	1,596,270	11,013,154
	Retail		81,925,020	246,192	43,919	9,062	13,672	201,588	82,439,453
	Government		7,042,917	221,413	226,426	50,827	617	54,940	7,597,140
	Corporate		85,598,501	1,043,872	1,252,544	681,755	1,275,962	2,081,904	91,934,538
	Card		17,051,936	5,812	1,793	1,145	2,266	5,745	17,068,697

			199,137,002	2,055,877	1,667,521	847,608	2,404,527	3,940,447	210,052,982

Trading assets			11,237,723	—	1,127	—	—	445,688	11,684,538
Financial assets designated at FVTPL(*1)			1,322,056	—	—	—	—	3,590	1,325,646
AFS financial assets(*2)			30,755,834	264,487	—	218,275	—	117,554	31,356,150
HTM financial assets(*3)			11,524,931	1,210	62,629	19,609	—	50,836	11,659,215

		￦	253,977,546	2,321,574	1,731,277	1,085,492	2,404,527	4,558,115	266,078,531

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

		2011
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	￦	7,307,389	283,602	55,841	264,492	1,124,431	1,177,971	10,213,726
	Retail		76,655,578	258,329	23,991	4,011	8,549	160,968	77,111,426
	Government		8,904,636	176,171	42,452	28,843	3,460	43,989	9,199,551
	Corporate		85,613,216	1,212,055	1,213,332	369,601	965,277	2,116,937	91,490,418
	Card		17,145,287	5,002	1,669	20	1,385	3,378	17,156,741

			195,626,106	1,935,159	1,337,285	666,967	2,103,102	3,503,243	205,171,862

Trading assets			9,624,786	—	—	—	—	341,434	9,966,220
Financial assets designated at FVTPL(*1)			748,356	—	—	—	—	—	748,356
AFS financial assets(*2)			28,626,932	292,717	—	—	—	190,893	29,110,542
HTM financial assets(*3)			11,758,431	1,922	37,172	7,412	—	89,727	11,894,664

		￦	246,384,611	2,229,798	1,374,457	674,379	2,103,102	4,125,297	256,891,644

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

vi)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of December 31, 2012 and 2011 are as follows:

		2012
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	9,977,432	—	—	120,696	915,026	—	11,013,154
	Retail		—	—	—	—	—	82,439,453	82,439,453
	Government		7,304,220	6	132	39	292,743	—	7,597,140
	Corporate		3,078,782	32,594,720	11,630,743	16,528,355	28,101,938	—	91,934,538
	Card		46,493	127,504	140,127	25,846	610,321	16,118,406	17,068,697

			20,406,927	32,722,230	11,771,002	16,674,936	29,920,028	98,557,859	210,052,982

Trading assets			7,384,391	1,155,863	522,699	941,586	1,679,999	—	11,684,538
Financial assets designated at FVTPL(*1)			817,997	112,852	10,371	123,632	260,794	—	1,325,646
AFS financial assets(*2)			20,369,556	1,177,830	229,618	1,040,793	8,538,353	—	31,356,150
HTM financial assets(*3)			3,803,177	10,005	—	694,149	7,151,884	—	11,659,215

		￦	52,782,048	35,178,780	12,533,690	19,475,096	47,551,058	98,557,859	266,078,531

		2011
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	8,688,817	—	—	505,686	1,019,223	—	10,213,726
	Retail		—	—	—	—	—	77,111,426	77,111,426
	Government		8,820,239	—	—	—	379,312	—	9,199,551
	Corporate		3,606,014	32,838,172	11,398,011	15,582,663	28,065,558	—	91,490,418
	Card		68,350	132,549	148,799	23,504	747,226	16,036,313	17,156,741

			21,183,420	32,970,721	11,546,810	16,111,853	30,211,319	93,147,739	205,171,862

Trading assets			6,042,069	799,297	302,896	1,142,451	1,679,507	—	9,966,220
Financial assets designated at FVTPL(*1)			532,833	—	—	127,214	88,309	—	748,356
AFS financial assets(*2)			18,106,456	1,059,028	194,409	1,173,502	8,577,147	—	29,110,542
HTM financial assets(*3)			3,845,680	19,998	—	592,479	7,436,507	—	11,894,664

		￦	49,710,458	34,849,044	12,044,115	19,147,499	47,992,789	93,147,739	256,891,644

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Asset & Liability Management Committee, or the ALM Committee, acts as the executive decision making body in relation to market risks in terms of setting the risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits. In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service and uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank also uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

Shinhan Investment primarily uses the one-day 99% confidence level-based VaR for managing market risk as this is the norm in the securities industry in Korea. However, since its VaR computation is based on parametric normal distribution, Shinhan Investment also calculates the ten-day 99% VaR by multiplying the one-day 99% VaR by the square root of ten and uses such VaR on a supplemental basis for internal management purposes. Shinhan Investment is currently using a variance-covariance methodology called “delta-gamma method” for its overall VaR calculation. The Group managed risk limits that were comprised of VaR limits, risk limits, stop loss, and transaction limits.

In order to streamline such differences and use a consistent VaR among operating subsidiaries, the Group has adopted starting in 2012 a unified group-wide market risk measurement methodology, which uses the ten-day 99.9% confidence level for calculating the VaR.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2012 and 2011, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	189,958	203,740	176,840	182,318
Equities		63,419	74,694	55,241	74,694
Foreign exchange		114,537	117,037	112,022	113,434
Option volatility		4,602	5,801	3,828	4,594

	￦	372,515	401,272	347,932	375,041

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	￦	186,606	197,935	177,707	187,740
Equities		68,308	115,713	34,035	45,738
Foreign exchange		100,125	125,526	81,265	110,259
Option volatility		9,837	11,480	7,406	7,406

	￦	364,876	450,654	300,413	351,143

Insurance company, Shinhan life insurance, was excluded when the Group estimated the market risk, due insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2012 and 2011 are as follows:

i-1)	Shinhan Bank

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	24,085	32,036	19,817	19,817
Equities		26,476	41,920	11,085	12,247
Foreign exchange		79,449	95,661	49,583	55,243
Option volatility		257	897	95	251
Portfolio diversification		(60,274)	(80,989)	(37,435)	(38,967)

	￦	69,993	89,525	43,145	48,591

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	￦	32,725	49,155	25,933	30,722
Equities		19,227	32,447	8,492	21,825
Foreign exchange		58,848	101,775	13,688	88,334
Option volatility		488	1,123	92	313
Portfolio diversification		(55,238)	(97,474)	(8,187)	(58,078)

	￦	56,050	87,026	40,018	83,116

(*)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

i-2)	Shinhan Card

An analysis of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2012 and 2011, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	358	900	250	500
Foreign exchange		35,291	40,972	32,313	36,905

	￦	35,649	41,872	32,563	37,405

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	￦	688	750	500	750
Foreign exchange		26,611	34,683	23,127	34,683

	￦	27,299	35,433	23,627	35,433

(*)	The Group has been exposed to only foreign exchange rate risk of foreign currency equity securities for the purpose of non-trading because the Shinhan Card hedges all cash flow of foreign currency liabilities by currency rate swap.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

i-3)	Shinhan Investment

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	9,102	15,797	2,532	3,467
Equities		2,790	8,816	882	8,620
Foreign exchange		2,779	10,825	90	1,292
Option volatility		4,465	11,866	237	736
Portfolio diversification		(10,253)	(20,771)	(3,036)	(6,875)

	￦	8,883	26,533	705	7,240

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	￦	6,291	12,150	2,561	5,215
Equities		5,301	12,114	826	6,445
Foreign exchange		741	3,051	26	85
Option volatility		810	3,438	108	847
Portfolio diversification		(5,491)	(12,391)	(1,184)	(4,917)

	￦	7,652	18,362	2,337	7,675

i-4)	Shinhan Life Insurance

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	826	1,333	197	958
Equities		750	947	499	947
Foreign exchange		216	253	136	135

	￦	1,792	2,533	832	2,040

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	￦	243	327	210	234
Equities		705	1,074	571	671
Foreign exchange		241	288	235	240

	￦	1,189	1,689	1,016	1,145

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates.

Shinhan Card Co., Ltd also monitors and manages its interest rate risk for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. Shinhan Card primarily uses interest rate VaR and EaR analyses to measure its interest rate risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

In addition, Shinhan Life Insurance monitors and manages its interest rate risk for its investment assets and liabilities based on simulations of its asset-liability management system. These simulations typically involve subjecting Shinhan Life Insurance’s current and future assets and liabilities to more than 2,000 market scenarios based on varying assumptions, such as new debt purchases and target investment portfolios, so as to derive its net asset value forecast for the next three years at a 99% confidence level.

Non-trading positions for interest rate VaR and EaR as of December 31, 2012 and 2011 are as follows:

ii-1)	Shinhan Bank

	2012		, 2011
VaR	￦	841,157	561,088
EaR		249,567	262,405

ii-2)	Shinhan Card

	2012		2011
VaR	￦	338,930	324,331
EaR		29,318	45,233

ii-3)	Shinhan Investment

	2012		2011
VaR	￦	26,289	33,040
EaR		107,733	69,589

ii-4)	Shinhan Life Insurance

	2012		2011
VaR	￦	126,359	195,201
EaR		28,705	28,097

(*1)	The Interest VaR was calculated by The Financial Supervisory Service regulations that based on the Bank for International Settlements Framework
(*2)	The Interest EaR was calculated by The Financial Supervisory Service regulations that based on the Bank for International Settlements Framework

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

iii)	Foreign exchange risk

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize other foreign exchange trading.

Foreign currency denominated assets and liabilities as of December 31, 2012 and 2011 are as follows:

	2012
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	￦	1,193,925	1,119,555	74,962	870,378	340,001	3,598,821
Loans		11,790,540	4,932,804	1,323,022	1,351,857	1,964,774	21,362,997
Trading assets		153,521	—	—	14,715	451,165	619,401
Derivative assets		276,729	—	9,939	—	127	286,795
Available-for-sale financial assets		1,357,859	44,099	9,005	—	335,003	1,745,966
Held-to-maturity financial assets		1,210	392,628	—	—	40,648	434,486
Other financial assets		2,065,975	215,778	15,696	145,082	95,961	2,538,492

	￦	16,839,759	6,704,864	1,432,624	2,382,032	3,227,679	30,586,958

Liabilities
Deposits	￦	5,328,631	5,651,318	247,045	1,634,518	1,523,852	14,385,364
Trading liabilities		—	—	—	—	484,061	484,061
Derivative liabilities		123,007	47,718	—	—	60	170,785
Borrowings		4,968,386	669,168	688,261	85,055	250,880	6,661,750
Debt securities issued		4,863,268	436,625	106,220	210,002	701,964	6,318,079
Other financial liabilities		1,334,236	227,995	253,896	245,871	227,323	2,289,321

	￦	16,617,528	7,032,824	1,295,422	2,175,446	3,188,140	30,309,360

Net assets (liabilities)	￦	222,231	(327,960)	137,202	206,586	39,539	277,598
Off-balance derivative exposure		794,675	328,526	(123,325)	203,512	614,279	1,817,667

Net position	￦	1,016,906	566	13,877	410,098	653,818	2,095,265

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

	2011
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	￦	1,344,600	937,422	136,535	778,064	760,627	3,957,248
Loans		12,818,591	4,997,137	1,301,212	1,204,832	1,857,358	22,179,130
Trading assets		57,129	6,013	—	—	341,433	404,575
Derivative assets		299,323	2,035	8,679	—	737	310,774
Available-for-sale financial assets		1,545,602	53,129	136	—	66,812	1,665,679
Held-to-maturity financial assets		3,725	400,474	—	—	50,780	454,979
Other financial assets		794,175	126,597	132,293	34,353	144,654	1,232,072

	￦	16,863,145	6,522,807	1,578,855	2,017,249	3,222,401	30,204,457

Liabilities
Deposits	￦	4,107,459	5,914,508	463,390	1,391,892	1,231,495	13,108,744
Trading liabilities		—	—	—	—	414,088	414,088
Derivative liabilities		221,619	7,860	244	—	116	229,839
Borrowings		7,463,865	734,684	939,682	37,829	427,544	9,603,604
Debt securities issued		5,664,942	—	—	—	419,708	6,084,650
Other financial liabilities		882,068	259,040	153,612	100,939	230,953	1,626,612

	￦	18,339,953	6,916,092	1,556,928	1,530,660	2,723,904	31,067,537

Net assets (liabilities)	￦	(1,476,808)	(393,285)	21,927	486,589	498,497	(863,080)
Off-balance derivative exposure		3,097,436	217,255	138,379	(11,561)	133,240	3,574,749

Net position	￦	1,620,628	(176,030)	160,306	475,028	631,737	2,711,669

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Shinhan Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts, at the optimal time at reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•

consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months. In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and the Group also has contingency plans in place in case of any emergency or crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2012 and 2011 are as follows:

	2012
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	￦	9,731,124	1,168,721	991,752	1,247,796	281,700	51,490	13,472,583
Loans		29,509,587	28,460,078	32,525,473	45,129,706	47,471,629	47,228,026	230,324,499
Trading assets (*3)		14,018,894	—	—	—	—	—	14,018,894
Financial assets designated at fair value through profit or loss		1,836,435	73,857	5,169	41,007	609,711	21,728	2,587,907
Available-for-sale financial assets (*3)		33,047,392	1,243,237	—	60,648	35,377	1,945,647	36,332,301
Held-to-maturity financial assets		269,701	424,714	437,935	1,527,358	7,663,374	4,192,561	14,515,643
Other financial assets		5,682,658	184,686	40,126	268,247	3,359,838	105,639	9,641,194

	￦	94,095,791	31,555,293	34,000,455	48,274,762	59,421,629	53,545,091	320,893,021

Liabilities
Deposits (*2)	￦	70,013,325	19,777,711	17,425,821	57,969,260	10,246,002	859,714	176,291,833
Trading liabilities (*3)		1,370,723	—	—	—	—	—	1,370,723
Borrowings		9,269,643	2,085,094	1,390,841	1,416,346	4,226,831	821,363	19,210,118
Debt securities issued		1,070,263	1,949,034	2,922,035	6,558,938	27,084,263	4,321,377	43,905,910
Financial liabilities designated at fair value through profit or loss		85,260	173,289	296,974	495,799	3,617,151	153,724	4,822,197
Other financial liabilities		17,885,442	50,675	38,652	160,998	330,231	67,965	18,533,963

	￦	99,694,656	24,035,803	22,074,323	66,601,341	45,504,478	6,224,143	264,134,744

Off balance
Financial guarantee contracts	￦	2,895,878	—	—	—	—	—	2,895,878
Loan commitments and others		72,200,742	—	—	—	—	—	72,200,742

	￦	75,096,620	—	—	—	—	—	75,096,620

Derivatives:
Cash inflow	￦	2,024,108	373,602	161,696	571,717	2,137,068	625,855	5,894,046
Cash outflow		1,761,438	100,083	167,306	569,682	1,939,458	375,361	4,913,328

	￦	262,670	273,519	(5,610)	2,035	197,610	250,494	980,718

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

	2011
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	￦	10,520,487	963,771	1,576,557	1,239,826	308,543	430,652	15,039,836
Loans		27,238,020	29,970,845	32,398,858	43,102,458	46,775,318	44,977,810	224,463,309
Trading assets (*3)		11,954,266	—	—	—	—	—	11,954,266
Financial assets designated at fair value through profit or loss		1,291,196	24,413	7,575	13,873	219,272	247,147	1,803,476
Available-for-sale financial assets (*3)		29,844,070	1,437,439	4,651	39,960	63,776	2,721,146	34,111,042
Held-to-maturity financial assets		232,597	679,645	386,117	1,569,682	8,045,528	3,705,312	14,618,881
Other financial assets		3,270,720	315,005	551,257	259,214	3,144,913	200,953	7,742,062

	￦	84,351,356	33,391,118	34,925,015	46,225,013	58,557,350	52,283,020	309,732,872

Liabilities
Deposits (*2)	￦	73,121,781	15,291,478	14,541,814	54,516,187	10,631,904	1,777,738	169,880,902
Trading liabilities (*3)		704,418	—	—	—	—	—	704,418
Borrowings		7,440,730	3,825,822	2,762,415	2,037,255	3,569,776	763,971	20,399,969
Debt securities issued		1,003,215	1,597,580	4,030,191	6,375,282	28,259,385	4,519,559	45,785,212
Financial liabilities designated at fair value through profit or loss		196,349	198,883	287,454	432,277	2,153,707	29,739	3,298,409
Other financial liabilities		15,725,632	230,363	569,582	167,563	396,613	195,330	17,285,083

	￦	98,192,125	21,144,126	22,191,456	63,528,564	45,011,385	7,286,337	257,353,993

Off balance
Finance guarantee contracts	￦	2,766,331	—	—	—	—	—	2,766,331
Loan commitments and other		67,130,382	—	—	—	—	—	67,130,382

	￦	69,896,713	—	—	—	—	—	69,896,713

Derivatives:
Cash inflow	￦	2,118,963	460,627	538,092	304,329	2,620,766	1,180,302	7,298,764
Cash outflow		1,873,471	86,306	460,169	325,585	2,308,557	543,004	5,672,777

	￦	245,492	374,321	77,923	(21,256)	312,209	637,298	1,625,987

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ￦52,171,149 million and ￦49,861,856 million as of December 31, 2012 and 2011 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Trading assets and available-for-sale financial assets, except for assets restricted for sale for certain periods, were included in the ‘Less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

(f)	Measurement of fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

For example, fair value of interest rate swaps and currency forwards were calculated discounted cash flow analysis method and exchange forward rate method.

i)	Financial instruments measured at amortized cost

The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The book amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the book value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2012 and 2011 are as follows:

	2012			2011
	Book value		Fair value	Book value	Fair value
Assets
Cash and due from banks
Cash and cash equivalent	￦	2,999,622	2,999,622	2,131,642	2,131,642
Due from Banks		10,394,709	10,394,709	12,599,290	12,599,290
Loans
Household loans		73,861,146	74,262,101	69,359,777	69,746,678
Corporate loans		101,104,954	102,296,855	98,601,504	100,484,038
Public and other		3,097,430	3,116,192	4,910,917	4,944,862
Loans to bank		4,525,531	4,542,843	2,543,631	2,565,594
Card receivables		17,066,671	17,374,025	17,156,742	17,372,172
Held-to-maturity financial assets
Government bonds		5,716,713	6,107,448	5,869,832	6,165,461
Financial institutions bonds		1,700,583	1,757,653	2,064,369	2,161,896
Corporate bonds and others		4,241,919	4,418,585	3,960,463	4,052,373
Other financial assets		9,455,639	9,519,669	7,520,769	7,621,858

	￦	234,164,917	236,789,702	226,718,936	229,845,864

Liabilities
Deposits
Demand deposits	￦	52,171,149	52,171,149	49,861,856	49,861,856
Time deposits		111,021,657	111,288,201	102,902,575	102,879,778
Negotiable certificates of deposits		1,303,683	1,333,871	2,967,419	3,035,910
Note discount deposits		3,013,376	3,013,147	4,623,801	4,623,359
CMA		1,626,061	1,626,061	1,614,377	1,614,377
Others		960,528	960,668	1,045,704	1,045,874
Borrowings
Call money		1,088,535	1,088,535	1,309,137	1,309,137
Bill sold		55,397	55,023	105,697	104,933
Bonds sold under repurchase agreements		5,189,539	5,189,537	3,890,665	3,890,665
Borrowings		12,401,757	12,465,776	14,495,375	14,491,372
Due to Bank of Korea in foreign currency		156,150	156,151	232,372	232,557
Debt securities issued
Debt securities issued in won		32,548,907	33,352,509	33,674,175	33,644,730
Debt securities issued in foreign currency		6,291,268	6,523,753	6,062,773	5,895,247
Other financial liabilities		18,579,081	18,580,972	17,306,513	17,291,615

	￦	246,407,088	247,805,353	240,092,439	239,921,410

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at the fair value

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

The table below analyzes financial instruments measured at the fair value as of December 31, 2012 and 2011 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2012
	Level 1		Level 2	Level 3	Total
Assets
Trading assets
Debt securities	￦	2,951,249	8,122,690	172,671	11,246,610
Equity securities		395,026	1,934,550	4,780	2,334,356
Gold deposits		437,928	—	—	437,928
Financial assets designated at fair value through profit or loss
Debt securities and others		161,056	614,664	549,926	1,325,646
Equity securities		101,550	1,014,981	142,934	1,259,465
Derivative assets
Trading		25,315	1,607,049	269,364	1,901,728
Hedging		—	193,207	69,917	263,124
Available-for-sale financial assets
Debt securities		7,987,288	23,326,884	41,978	31,356,150
Equity securities		2,159,574	235,287	2,577,418	4,972,279

	￦	14,218,986	37,049,312	3,828,988	55,097,286

Liabilities
Trading liabilities
Debt securities	￦	886,662	—	—	886,662
Gold deposits		484,061	—	—	484,061
Borrowings		—	563,998	4,258,199	4,822,197
Derivative liabilities
Trading		21,286	1,481,257	210,866	1,713,409
Hedging		—	139,997	50,638	190,635

	￦	1,392,009	2,185,252	4,519,703	8,096,964

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

	2011
	Level 1		Level 2	Level 3	Total
Assets
Trading assets
Debt securities	￦	1,717,858	7,896,937	9,991	9,624,786
Equity securities		177,911	1,810,135	—	1,988,046
Gold deposits		341,434	—	—	341,434
Financial assets designated at fair value through profit or loss
Debt securities and others		160,230	280,097	308,029	748,356
Equity securities		260,758	791,732	—	1,052,490
Derivative assets
Trading		5,472	1,678,824	287,590	1,971,886
Hedging		—	285,670	62,029	347,699
Available-for-sale financial assets
Debt securities		7,293,784	21,810,639	6,119	29,110,542
Equity securities		2,331,274	388,098	2,275,833	4,995,205

	￦	12,288,721	34,942,132	2,949,591	50,180,444

Liabilities
Trading liabilities
Debt securities	￦	290,331	—	—	290,331
Gold deposits		414,087	—	—	414,087
Borrowings		—	—	3,298,409	3,298,409
Derivative liabilities
Trading		7,376	1,575,371	261,328	1,844,075
Hedging		—	61,055	67,067	128,122

	￦	711,794	1,636,426	3,626,804	5,975,024

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

iii)	Changes in level 3 of the fair value hierarchy for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	￦	9,991	308,029	2,281,952	21,224	3,298,409
Comprehensive income
Profit or loss		2,680	42,955	88,500	417,441	649,683
Other comprehensive income		—	—	43,549	19	—

		2,680	42,955	132,049	417,460	649,683
Purchases		640,000	981,102	489,376	66,852	—
Issuances		—	—	—	(170,367)	9,080,911
Settlements		(480,000)	(737,868)	(579,857)	(221,565)	(8,770,804)
Transfers into (out of)level 3		4,780	98,642	295,876	(35,827)	—

Ending balance	￦	177,451	692,860	2,619,396	77,777	4,258,199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	￦	8,510	378,914	2,391,645	182,744	1,613,346
Comprehensive income
Profit or loss		178	(19,887)	327,647	(141,067)	209,801
Other comprehensive income		—	—	8,927	1,175	—

		178	(19,887)	336,574	(139,892)	209,801
Purchases		40,000	(21,686)	276,925	52,250	—
Issuances		—	—	—	—	1,475,262
Settlements		(38,697)	(29,312)	(721,507)	(153,337)	—
Transfers into (out of) level 3		—	—	(1,685)	79,459	—

Ending balance	￦	9,991	308,029	2,281,952	21,224	3,298,409

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

iv)	Unamortized balance of financial instruments valued using models with significant unobservable inputs.

Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2012 and 2011, are as follows:

	2012		2011
Beginning balance		(3,097)	(1,292)
Deferral on new transactions	￦	88	(5,042)
Recognized in the income statement during the period		435	3,237

Ending balance	￦	(2,574)	(3,097)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

v)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2012 and 2011 are as follows:

	2012
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	￦	—	—	—	—	13,394,331	—	13,394,331
Trading assets		14,018,894	—	—	—	—	—	14,018,894
Financial assets designated at FVTPL (*1)		—	2,585,111	—	—	—	—	2,585,111
Derivatives		1,901,727	—	—	—	—	263,125	2,164,852
Loans		—	—	—	—	199,655,732	—	199,655,732
AFS financial assets(*2)		—	—	36,328,429	—	—	—	36,328,429
HTM financial assets(*3)		—	—	—	11,659,215	—	—	11,659,215
Other		—	—	—	—	9,455,639	—	9,455,639

	￦	15,920,621	2,585,111	36,328,429	11,659,215	222,505,702	263,125	289,262,203

	2012
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	￦	—	—	170,096,454	—	170,096,454
Trading liabilities		1,370,723	—	—	—	1,370,723
Financial liabilities designated at FVTPL (*1)		—	4,822,197	—	—	4,822,197
Derivatives		1,713,410	—	—	190,634	1,904,044
Borrowings		—	—	18,891,378	—	18,891,378
Debt securities issued		—	—	38,840,175	—	38,840,175
Other		—	—	18,579,081	—	18,579,081

	￦	3,084,133	4,822,197	246,407,088	190,634	254,504,052

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

	2011
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	￦	—	—	—	—	14,730,932	—	14,730,932
Trading assets		11,954,266	—	—	—	—	—	11,954,266
Financial assets designated at FVTPL (*1)		—	1,800,846	—	—	—	—	1,800,846
Derivatives		1,971,886	—	—	—	—	347,699	2,319,585
Loans		—	—	—	—	192,572,571	—	192,572,571
AFS financial assets(*2)		—	—	34,105,747	—	—	—	34,105,747
HTM financial assets(*3)		—	—	—	11,894,664	—	—	11,894,664
Other		—	—	—	—	7,520,769	—	7,520,769

	￦	13,926,152	1,800,846	34,105,747	11,894,664	214,824,272	347,699	276,899,380

	2011
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	￦	—	—	163,015,732	—	163,015,732
Trading liabilities		704,418	—	—	—	704,418
Financial liabilities designated at FVTPL (*1)		—	3,298,409	—	—	3,298,409
Derivatives		1,844,075	—	—	128,122	1,972,197
Borrowings		—	—	20,033,246	—	20,033,246
Debt securities issued		—	—	39,736,958	—	39,736,958
Other		—	—	17,306,513	—	17,306,513

	￦	2,548,493	3,298,409	240,092,449	128,122	246,067,473

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

(g)	The transaction as a transfer of financial instruments

i)	Transfers that do not qualify for derecognition

	Bonds sold under repurchase agreements as of December 31, 2012 and 2011 are as follows:

	2012		2011
Transferred asset:
Financial assets designated at fair value through profit or loss	￦	4,721,888	3,428,699
Available-for-sale financial assets		448,224	247,680
Held-to-maturity financial assets		241,592	416,011
Associated liabilities:
Bonds sold under repurchase agreements		5,384,333	4,022,369

‚	Securities loaned as of December 31, 2012 and 2011 are as follows:

	2012		2011	Lender
Government bonds	￦	434,140	282,468	Korea Securities Finance Corp., Mitsui Sumitomo and others
Financial institutions bonds		370,143	60,267	Korea Securities Finance Corp.,
Corporate bonds		12,634	1,968	Mirae Asset Securities Co. Ltd.,

	￦	816,917	344,703

ii)	Qualify for derecognition and continued involvement financial instrument.

There are no financial instrument which qualify for deregnition and continued involvement as of December 31, 2012 and 2011.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

4.	Financial risk management (continued)

(h)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2012 and 2011 are as follows:

	2012		2011
Capital (A)	￦	25,075,736	22,315,419
Risk-weighted assets (B)		201,184,402	195,579,399
BIS ratio (A/B)		12.46%	11.41%

At December 31, 2012 and 2011, the Group met the regulatory capital ratio above 8%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

5.	Significant estimate and judgment

The preparation of consolidated financial statements requires the application of certain critical accounting and assumptions relative to the future. The management’s estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment. The change in an accounting estimate is recognized prospectively by including in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

(a)	Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Value in use is measured based on estimates.

(b)	Income taxes

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred tax that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the year when the final tax effect is conformed.

(c)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation method and assumptions based on significant market conditions at the end of each reporting year. Diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model internally developed valuation model that incorporates various types of assumptions and variables.

(d)	Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

5.	Significant estimate and judgment (continued)

(e)	Defined benefit obligation

The present value of defined benefit obligation that is measured by actuarial valuation method uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss. Other significant assumptions related to defined benefit obligation are based on current market situation

(f)	Impairment of available-for-sale equity investments

When there is significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of over 50% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline”

From now on, a significant decline in standards has been permuted from 50% to 30%. There was subject to change in accounting estimate that was reinforced a significant decline in standards because stock market volatility has been reduced. Additional impairment loss is ￦ 19,876 million.

(g)	Hedging relationship

The hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

6.	Business combinations

(a)	Acquisition of Shinhan Vina Bank

On November 11, 2011, the Group obtained a controlling ownership over Shinhan Vina Bank, formerly a jointly controlled entity, by acquiring an additional 50 % of the outstanding and voting interests for ￦105,940 million.

Shinhan Bank Vietnam merged with Shinhan Vina Bank on November 28, 2011. The Group applied the pooling method instead of the acquisition method, since the transaction was regarded as a “business combination of entities under common control” in accordance with K-IFRS No.1103 Business Combinations.

Taking control of Shinhan Vina Bank will enable the Group to implement the localization strategy through access to loans to or deposits from corporations, including small or medium sized companies in Vietnam. The acquisition is expected to provide the Group with an increased share of the corporate Banking market through access to the acquiree’s customer base. The Group also expects to reduce costs through economies of scale.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

6.	Business combinations (continued)

Net assets from the business combination are as follows:

	Amount
Assets
Cash and due from banks	￦	56,489
Held-to-maturity securities		7,439
Loans (*1)		357,245
Property and equipment		1,790
Intangible assets (*2)		17,685
Other assets		3,906

Sub-total		444,554

Liabilities
Deposits from banks & customers, etc.		281,111
Borrowings		17,415
Provisions		121
Other liabilities		9,410

Sub-total		308,057

Net assets acquired	￦	136,497

(*1)	The fair value of loans approximates their carrying amount.
(*2)	￦17,685 million of customer-related intangible assets (core deposits) were recognized.

Goodwill recorded from the business combination is as follows:

	Amount
Cash paid (cash and cash equivalents)	￦	105,940
Fair value of previously held equity interest(*)		105,940

Consideration		211,880
Net assets acquired		(136,497)

Goodwill	￦	75,383

(*)	The Group regarded the fair value of previously held equity interests as consideration transferred for the additional purchase of 50%.

The goodwill is attributable mainly to the expected synergies from combining operations of the Group and Shinhan Vina Bank and economies of scale. Goodwill recognized is not expected to be deductible for income tax purposes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

6.	Business combinations (continued)

Acquisition-related costs of ￦323 million relating to legal fees and due diligence costs were recognized as general and administrative expenses in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011.

￦44,243 of a gain as a result of remeasuring to fair value the 50% equity interest in Shinhan Vina Bank held by the Group before the business combination was recognized as other operating income in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011.

The disclosure of Shinhan Vina Bank’s operating income and net income since the acquisition date is unavailable as Shinhan Vina Bank’s separate financial information has not been prepared subsequent to the merger of Shinhan Vina Bank and Shinhan Vietnam Bank

Had the acquisition of Shinhan Vina Bank occurred at January 1, 2011, the operating income of ￦ 4,149,059 million and net income of ￦3,112,862 million would have been included in the consolidated statement of comprehensive income

(b)	Incorporation of Shinhan Savings Bank and acquisition of Tomato Savings Bank.

The Group established Shinhan Hope Co. Ltd., on December 12, 2011, in order to acquire and assume certain assets and liabilities of Tomato Savings Bank. Shinhan Hope Co. Ltd. obtained a savings bank license on December 28, 2011 and changed its name to “Shinhan Savings Bank” on December 29, 2011.

On January 2, 2012, Shinhan Savings Bank acquired certain assets and liabilities of Tomato Savings Bank.

Assets acquired and liabilities assumed from the business combination were as follows:

	Amount
Assets
Cash and due from banks	￦	237,443
Trading assets		83,860
Loans (*)		361,728
Available-for-sale financial assets		125,446
Property and equipment		180
Intangible assets (Core deposit intangibles)		24,023
Other assets		798,676

	￦	1,631,356

Liabilities
Deposits		1,563,377
Other liabilities		95,533

	￦	1,658,910

Net assets acquired		27,554
Consideration		—

Goodwill	￦	27,554

(*)	The aggregate principal amount of loans was ￦533,165 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

6.	Business combinations (continued)

Comprehensive income of the business acquired from the date of acquisition to December 31, 2012 were as follows:

	Amount
Net interest income
Interest income	￦	99,139
Interest expense		(35,616)

		63,523
Net fees and commission expense
Fees and commission income		121
Fees and commission expense		(2,235)

		(2,114)
Net trading income		8,286
Gain on disposition of available-for-sale financial assets		647
Impairment loss on financial assets
Bad debt expenses		(60,093)
General and administrative expenses		(27,428)
Net other operating expenses		(6,007)

Non-operating income (expense)		3,891

Loss before income taxes		(19,295)

Income tax expense		(4,094)

Net loss for the period		(23,389)

Other comprehensive income for the period
Valuation loss on available-for-sale financial assets		(3,078)

Total comprehensive loss for the period		(26,467)

Net loss attributable to:
Equity holders of Shinhan Savings Bank		(23,389)

Total comprehensive loss attributable to:
Equity holders of Shinhan Savings Bank	￦	(26,467)

(c)	Yehanbyoul Savings Bank

On January 11, 2013, Shinhan Financial Group has signed a share purchase agreement with KDIC for the acquisition of Yehanhyoul Savings Bank (payment for acquisition is ￦45,296 million) which was established acquiring certain assets and liabilities of Jinheung Savings Bank by Korea Deposit Insurance Corporation.

On January 31, 2013, Yehanbyoul Savings Bank joined Shinhan Financial Group as a direct subsidiary subject to the approval of Finaacial Services Commission.

According to Statements of Korea Accounting Standards, total assets and total liabilities of Yehanbyoul Savings Bank are ￦1,326,889 million and ￦1,285,975 million as of establishment date (November 16, 2012) and payment for acquisition(Cash and cash equivalents) is ￦45,296 million

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of December 31, 2012 and 2011 are as follows:

Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools

	Corporate and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking

International group

Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business

	Others	Administration of bank operations

Credit card		Credit card business

Securities		Securities trading, underwriting and brokerage services

Life insurance		Life insurance and related business

Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

7.	Operating segments (continued)

(b)	The following table provides information of income for each operating segment for the years ended December 31, 2012 and 2011.

	2012
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other	Adjustments
Net interest income(loss)	￦	2,512,950	1,049,010	288,688	970,231	15,272	1,410,193	248,254	566,499	(95,866)	8,980	6,974,211
Net fees and commission Income(loss)		599,935	275,065	47,578	(63,027)	7,909	246,000	236,573	34,945	204,340	(17,227)	1,572,091
Net other expense		(2,408,728)	(436,825)	(125,544)	(514,664)	(108,040)	(703,995)	(416,948)	(330,020)	(352,523)	44,937	(5,352,350)

Operating income		704,157	887,250	210,722	392,540	(84,859)	952,198	67,879	271,424	(244,049)	36,690	3,193,952

Equity method income		—	—	—	—	21,897	—	2,221	—	1,517	1,903	27,538
Income tax expense		141,012	181,507	53,739	90,902	(33,618)	217,251	15,177	55,313	11,346	6,315	738,944

Income for the year		549,519	711,244	155,291	354,811	(86,623)	749,764	63,912	209,399	569,366	(782,615)	2,494,068

Controlling interest		549,519	711,244	155,291	354,811	(86,796)	749,764	63,912	209,399	571,635	(956,047)	2,322,732

Non-controlling interest	￦	—	—	—	—	173	—	—	—	(2,269)	173,432	171,336

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

7.	Operating segments (continued)

	2011
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other	Adjustments
Net interest income(loss)	￦	2,671,278	1,013,951	259,548	1,049,467	60,820	1,359,734	230,747	523,663	(96,275)	7,038	7,079,971
Net fees and commission Income(loss)		623,694	279,177	45,580	(47,282)	(2,442)	319,845	319,115	27,533	219,555	(25,604)	1,759,171
Net other expense		(2,425,006)	(459,041)	(231,861)	(120,497)	(8,516)	(606,446)	(426,967)	(232,594)	(191,901)	36,073	(4,666,756)

Operating income		869,966	834,087	73,267	881,688	49,862	1,073,133	122,895	318,602	(68,621)	17,507	4,172,386

Equity method income		—	—	—	—	28,995	—	8,170	—	15,748	4,877	57,790
Income tax expense		170,895	168,205	20,050	168,308	16,016	224,227	39,206	72,664	32,922	7,436	919,929

Income for the year		682,065	667,521	51,385	664,527	75,830	875,930	101,710	236,927	1,748,333	(1,831,595)	3,272,633

Controlling interest		682,065	667,521	51,385	664,527	75,335	875,930	101,710	236,927	1,750,068	(2,005,457)	3,100,011

Non-controlling interest	￦	—	—	—	—	495	—	—	—	(1,735)	173,862	172,622

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

7.	Operating segments (continued)

(c)	The following table provides information of assets for each operating segment as of December 31, 2012 and 2011.

	2012
	Banking								Life insurance		Consolidation adjustment
	Retail		Corporate	International	Other	Adjustments	Credit card	Securities		Others		Total
Trading assets		—	5,606,443	—	329,266	(576,199)	100,023	7,776,746	473,707	308,908	—	14,018,894
Loans	￦	104,011,790	58,446,375	8,645,957	1,930,038	(1,591,205)	20,156,564	1,217,660	3,581,004	4,663,577	(1,406,028)	199,655,732
Available-for-sale financial assets		607,848	25,030,962	871,999	2,664,564	(250,778)	486,540	1,455,369	5,339,775	290,395	(168,245)	36,328,429
Held-to-maturity financial assets		—	8,789,842	434,486	—	—	—	—	2,429,848	5,039	—	11,659,215

	￦	104,619,638	97,873,622	9,952,442	4,923,868	(2,418,182)	20,743,127	10,449,775	11,824,334	5,267,919	(1,574,273)	261,662,270

	2011
	Banking								Life		Consolidation
	Retail		Corporate	International	Other	Adjustments	Credit card	Securities	insurance	Others	adjustment	Total
Trading assets		—	7,479,525	—	332,897	(1,048,081)	150,056	4,444,608	216,446	391,130	(12,315)	11,954,266
Loans	￦	100,089,361	57,229,149	8,058,557	2,098,758	(1,522,425)	19,480,828	798,378	2,957,350	4,699,329	(1,316,714)	192,572,571
Available-for-sale financial assets		523,931	23,609,648	726,981	2,874,481	(485,427)	457,702	1,641,197	4,646,014	302,782	(191,562)	34,105,747
Held-to-maturity financial assets		—	9,447,411	454,979	32	—	—	—	2,042,196	5,045	(54,999)	11,894,664

	￦	100,613,292	97,765,733	9,240,517	5,306,168	(3,055,933)	20,088,586	6,884,183	9,862,006	5,398,286	(1,575,590)	250,527,248

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

7.	Operating segments (continued)

(d)	Financial information of geographical area

The following table provides information of revenue from external consumers by geographical area for the years ended December 31, 2012 and 2011.

	Operating revenue			Operating expense		Net income
	2012		2011	2012	2011	2012	2011
Domestic	￦	28,452,926	29,287,746	25,447,373	25,259,688	3,005,553	4,028,058
Overseas		1,189,637	973,905	1,001,238	829,577	188,399	144,328

	￦	29,642,563	30,261,651	26,448,611	26,089,265	3,193,952	4,172,386

The following table provides information of non-current assets by geographical area as of December 31, 2012 and 2011.

	2012		2011
Domestic	￦	7,432,754	7,391,966
Overseas		51,678	80,477

	￦	7,484,432	7,472,443

(*)	Non-current assets as of December 31, 2012 and 2011 include property and equipment, intangible assets, investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

8.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2012 and 2011 are as follows:

	2012		2011
Cash and cash equivalents	￦	2,997,082	2,131,642
Deposits in won:
Reserve deposits		2,804,583	3,391,601
Time deposits		2,779,738	3,641,613
Certificate of deposits		—	19,760
Other		1,597,689	2,116,900

		7,182,010	9,169,874

Deposits in foreign currency:
Deposits		1,561,565	1,433,884
Time deposits		1,232,353	1,669,938
Other		425,777	357,761

		3,219,695	3,461,583

Provisions		(4,456)	(32,167)

	￦	13,394,331	14,730,932

(b)	Restricted due from banks as of December 31, 2012 and 2011 are as follows:

	2012		2011
Deposits in won
Reserve deposits	￦	2,804,583	3,391,601
Other (*)		996,503	1,298,609

		3,801,086	4,690,210

Deposits in foreign currency		728,619	855,025

	￦	4,529,705	5,545,235

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

9.	Trading assets

Trading assets as of December 31, 2012 and 2011 are as follows:

	2012		2011
Debt securities:
Governments	￦	833,935	698,192
Financial institutions		4,404,444	2,993,836
Corporations		2,023,057	1,441,253
Bills bought		2,787,392	3,566,763
CMA(*)		1,018,520	911,728
Others		179,262	13,014

		11,246,610	9,624,786

Equity securities:
Stocks		284,952	135,139
Beneficiary certificates		1,672,624	1,822,901
Others		376,780	30,006

		2,334,356	1,988,046

Other
Gold deposits		437,928	341,434

	￦	14,018,894	11,954,266

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of December 31, 2012 and 2011 are as follows:

	2012		2011	Condition
Debt securities	￦	853,433	440,327	Evaluation and management on a fair value basis, accounting mismatch
Equity securities		1,259,465	1,052,490	Evaluation and management on a fair value basis, accounting mismatch
Others		472,213	308,029	Combined instrument

	￦	2,585,111	1,800,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

11.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2012 and 2011 are as follows:

	2012		2011
Foreign currency related
Over the counter
Currency forwards	￦	32,456,980	41,915,985
Currency swaps		11,789,631	12,416,078
Currency options		387,852	1,707,857

		44,634,463	56,039,920

Exchange traded
Currency futures		123,215	118,382

		44,757,678	56,158,302

Interest rates related
Over the counter
Interest rate swaps		91,314,373	97,090,640
Interest rate options		5,776,662	8,803,485

		97,091,035	105,894,125

Exchange traded
Interest rate futures		631,050	41,860

		97,722,085	105,935,985

Credit related
Over the counter
Credit swaps		165,789	89,186
Equity related
Over the counter
Equity swap and forwards		3,091,829	2,087,186
Equity options		1,665,463	6,727,624

		4,757,292	8,814,810

Exchange traded
Equity futures		161,051	6,323
Equity options		4,811,288	3,031,229

		4,972,339	3,037,552

		9,729,631	11,852,362

Commodity related
Over the counter
Swaps and forwards		467,334	38,045
Equity options		77,011	130,463

		544,345	168,508

Exchange traded
Equity options		282,185	17,989

		826,530	186,497

Hedge
Currency forwards		2,807	4,455
Currency swaps		1,848,578	1,918,435
Interest rate swaps		8,484,998	9,137,426

		10,336,383	11,060,316

	￦	163,538,096	185,282,648

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

11.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2012 and 2011 are as follows:

	2012			2011
	Assets		Liabilities	Assets	Liabilities
Foreign currency related
Over the counter
Currency forwards	￦	511,226	611,165	628,214	439,086
Currency swaps		361,588	257,034	450,092	526,878
Currency options		25,167	11	115,118	7,798

		897,981	868,210	1,193,424	973,762

Interest rates related
Over the counter
Interest rate swaps		694,505	593,361	670,831	576,866
Interest rate options		23,921	33,297	32,998	36,611
Interest rate forwards		11	—	—	—

		718,437	626,658	703,829	613,477

Credit related
Over the counter
Credit swaps		1,147	842	—	1,734
Equity related
Over the counter
Equity swap and forwards		182,282	46,436	11,581	222,017
Equity options		69,847	144,417	52,105	22,722

		252,129	190,853	63,686	244,739

Exchange traded
Equity forwards		3	—	—	—
Equity options		20,740	18,995	5,109	6,948

		20,743	18,995	5,109	6,948

		272,872	209,848	68,795	251,687

Commodity related
Over the counter
Swaps and forwards		5,679	5,189	1,625	1,835
Equity options		1,052	371	3,850	1,152

		6,731	5,560	5,475	2,987

Exchange traded
Commodity futures		4,560	2,291	363	428

		11,291	7,851	5,838	3,415

Hedge
Currency forwards		447	—	—	358
Currency swaps		1,157	100,156	80,405	11,052
Interest rate swaps		261,520	90,479	267,294	116,712

		263,124	190,635	347,699	128,122

	￦	2,164,852	1,904,044	2,319,585	1,972,197

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

11.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Foreign currency related
Over the counter
Currency forwards	￦	(160,903)	176,646
Currency swaps		189,056	(94,365)
Currency options		(9,160)	5,117

		18,993	87,398

Exchange traded
Currency futures		63	116

		19,056	87,514

Interest rates related
Over the counter
Interest rate swaps		(17,681)	42,931
Interest rate options		985	(3,501)

		(16,696)	39,430

Exchange traded
Interest rate futures		(777)	(617)

		(17,473)	38,813

Credit related
Over the counter
Credit swaps		1,547	(411)
Equity related
Over the counter
Equity swap and forwards		352,700	(200,928)
Equity options		21,552	(75,330)

		374,252	(276,258)

Exchange traded
Equity futures		(1,446)	749
Equity options		1,347	62,571

		(99)	63,320

		374,153	(212,938)

Commodity related
Over the counter
Swaps and forwards		1,286	(430)
Commodity options		(1,393)	(6,055)

		(107)	(6,485)

Exchange traded
Commodity futures		2,404	104

		2,297	(6,381)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

11.	Derivatives (continued)

	2012		2011
Hedge
Currency forwards	￦	1,252	(358)
Currency swaps		(128,935)	30,065
Interest rate swaps		15,429	45,081

		(112,254)	74,788

	￦	267,326	(18,615)

(d)	Gain or loss on fair value hedges for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Hedged item	￦	(18,970)	(51,205)
Hedging instruments		20,209	29,467

	￦	1,239	(21,738)

(e)	Hedge of net investment in foreign operations

Net investments in foreign operations for some of the hedge accounting is applied, the amount which is reflected of the gain or loss on the hedging instruments overseas operations translation for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Borrowings in foreign currency	￦	56,314	(4,790)
Debt securities issued in foreign currency		25,782	—

	￦	82,096	(4,790)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

12.	Loans

(a)	Loans as of December 31, 2012 and 2011 are as follows:

	2012		2011
Household loans	￦	74,052,971	69,450,520
Corporate loans		102,724,657	100,238,573
Public and other		3,106,885	4,929,661
Loans to banks		4,536,968	2,556,629
Card receivables		17,853,527	17,879,640

		202,275,008	195,055,023

Present value discount		(39,144)	(44,263)
Deferred loan origination costs and fees		212,477	138,933

		202,448,341	195,149,693
Allowance for impairment		(2,792,609)	(2,577,122)

	￦	199,655,732	192,572,571

(b)	Changes in the allowance for impairment for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	221,192	1,648,265	675,520	32,145	2,577,122	152,008	2,729,130
Provision for (reversal of) allowance		177,334	859,538	294,616	(6,908)	1,324,580	(9,421)	1,315,159
Write-offs		(116,395)	(713,805)	(490,108)	—	(1,320,308)	(21,484)	(1,341,792)
Effect of discounting		(321)	(66,155)	(1,526)	—	(68,002)	—	(68,002)
Allowance related to loans transferred		(17,221)	(86,350)	6,125	—	(97,446)	—	(97,446)
Recoveries		32,030	86,403	256,651	—	375,084	(8,986)	366,098
Others (*1)		—	(1,206)	2,785	—	1,579	(10,892)	(9,313)

Ending balance	￦	296,619	1,726,690	744,063	25,237	2,792,609	101,225	2,893,834

	2011
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	194,004	1,939,988	670,747	47,207	2,851,946	142,971	2,994,917
Provision for (reversal of) allowance		65,971	646,917	166,234	(15,062)	864,060	31,946	896,006
Write-offs		(70,388)	(847,076)	(447,008)	—	(1,364,472)	(21,416)	(1,385,888)
Effect of discounting		(248)	(66,416)	(1,462)	—	(68,126)	—	(68,126)
Allowance related to loans transferred		(11,115)	(127,662)	67	—	(138,710)	—	(138,710)
Recoveries		42,968	76,907	283,163	—	403,038	904	403,942
Others (*1)		—	25,607	3,779	—	29,386	(2,398)	26,988

Ending balance	￦	221,192	1,648,265	675,520	32,145	2,577,122	152,007	2,729,129

(*1)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc
(*2)	Included allowance for due from banks and other assets

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

12.	Loans (continued)

(c)	Changes in deferred loan origination costs and fees for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Beginning balance	￦	138,933	2,728
Loan originations		122,985	85,200
Amortization		(49,441)	51,005

Ending balance	￦	212,477	138,933

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2012 and 2011 are as follows:

	2012		2011
Available-for-sale financial assets
Debt securities (*1)
Government bonds	￦	5,446,367	4,829,146
Financial institutions bonds		13,750,391	13,689,821
Corporate bonds and others		12,159,392	10,591,575

		31,356,150	29,110,542

Equity securities (*2)
Stock		3,773,380	3,989,752
Equity investments		506,012	525,175
Beneficiary certificates		643,885	415,508
Others		49,002	64,770

		4,972,279	4,995,205

		36,328,429	34,105,747

Held-to-maturity financial assets
Debt securities
Government bonds		5,716,713	5,869,832
Financial institutions bonds		1,700,583	2,064,369
Corporate bonds and others		4,241,919	3,960,463

		11,659,215	11,894,664

	￦	47,987,644	46,000,411

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting year.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦140,941million and ￦203,911million as of December 31, 2012 and 2011, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Gain on sale of available-for-sale financial assets	￦	567,160	866,138
Loss on sale of available-for-sale financial assets		(30,579)	(19,793)

	￦	536,581	846,345

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

14.	Property and equipment, net

(a)	Property and equipment as of December 31, 2012 and 2011 are as follows:

	2012
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,732,072	—	1,732,072
Buildings		948,426	(93,073)	855,353
Other		2,061,152	(1,601,891)	459,261

	￦	4,741,650	(1,694,964)	3,046,686

	2011
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,751,634	—	1,751,634
Buildings		924,103	(62,094)	862,009
Other		1,969,988	(1,589,771)	380,217

	￦	4,645,725	(1,651,865)	2,993,860

(*)	Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

14.	Property and equipment (continued)

(b)	Changes in property and equipment for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Land		Buildings	Other	Total
Beginning balance	￦	1,751,634	862,009	380,217	2,993,860
Acquisitions(*1)(*2)		1,699	41,386	266,848	309,933
Disposals(*1)		(180)	(7,191)	(14,674)	(22,045)
Depreciation		—	(31,982)	(169,789)	(201,771)
Amounts transferred from (to) investment property		(4,659)	(2,042)	—	(6,701)
Amounts transferred to assets held for sale(*3)		(16,243)	(5,264)	—	(21,507)
Effects of foreign currency movements		(179)	(1,563)	(3,341)	(5,083)

Ending balance	￦	1,732,072	855,353	459,261	3,046,686

(*1)	￦13,651 million of transfers from construction-in-progress and ￦60,070 million of included in other.
(*2)	￦3,384 million of an Includes asset retirement obligation on a rented facility.
(*3)	Comprised of land and buildings, etc.

	2011
	Land		Buildings	Other	Total
Beginning balance	￦	1,781,408	851,393	343,606	2,976,407
Acquisitions(*)		10,943	61,469	243,245	315,657
Disposals(*)		(27,774)	(12,194)	(28,454)	(68,422)
Depreciation		—	(30,964)	(180,807)	(211,771)
Amounts transferred from (to) investment property		(14,321)	(7,094)	—	(21,415)
Amounts transferred to assets held for sale		1,327	(1,064)	—	263
Acquisitions from business combinations		51	463	837	1,351
Effects of foreign currency movements		—	—	1,790	1,790

Ending balance	￦	1,751,634	862,009	380,217	2,993,860

(*)	￦13,546 million of transfers from construction-in-progress and ￦ 33,405 million of included in others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

14.	Property and equipment (continued)

(c)	Insured assets as of December 31, 2012 are as follows:

Type of insurance	Assets insured	Amount covered	Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent	22,500	Samsung Fire & Marine Insurance Co.,Ltd and 7 other entities
Package insurance	Land and buildings	1,213,755	Samsung Fire & Marine Insurance Co.,Ltd and 5 other entities
Fire insurance	Equipment	15,609	American Home Assurance Company Korea and 1 other entity
Theft insurance	Cash and securities	55,000	LIG Insurance Co.,Ltd and 7 other entities
Directors’ and Officers’ Liability and Company Reimbursement Insurance	—	100,986	Samsung Fire & Marine Insurance Co.,Ltd
Other	Cash and cash equivalent, securities	2,670	MERITZ Fire & Marine Insurance Co.,Ltd and 3 other entities

		1,410,520

(*)	In addition, the Group maintains vehicle insurance, medical insurance, fire insurance for its assets, and employee compensation insurance covering loss and liability arising from accidents.

(d)	There is no significant difference between the carrying amount of property and equipment and their fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

15.	Intangible assets, net

(a)	Intangible assets as of December 31, 2012 and 2011 are as follows:

	2012		2011
Goodwill	￦	3,827,954	3,854,524
Software		70,896	75,164
Development cost		115,438	99,529
Other		176,488	174,243

	￦	4,190,776	4,203,460

(b)	Changes in intangible assets for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Goodwill		Development cost	Software	Other	Total
Beginning balance	￦	3,854,524	99,529	75,164	174,243	4,203,460
Acquisitions		27,554	50,339	28,795	44,602	151,290
Disposals		—	—	(805)	(6,824)	(7,629)
Impairment (*1)		(54,124)	—	(185)	(4,208)	(58,517)
Amortization (*2)		—	(34,430)	(31,483)	(31,152)	(97,065)
Effects of foreign currency movements		—	—	(590)	(173)	(763)

Ending balance	￦	3,827,954	115,438	70,896	176,488	4,190,776

	2011
	Goodwill		Development cost	Software	Other	Total
Beginning balance	￦	3,810,684	77,331	68,862	116,024	4,072,901
Acquisitions		—	53,270	31,623	83,239	168,132
Business combination		75,383	—	—	17,685	93,068
Disposals		—	(3,420)	—	(11,708)	(15,128)
Impairment (*1)		(31,543)	—	—	(8,131)	(39,674)
Amortization (*2)		—	(27,652)	(25,321)	(22,990)	(75,963)
Effects of foreign currency movements		—	—	—	124	124

Ending balance	￦	3,854,524	99,529	75,164	174,243	4,203,460

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful life by comparing its recoverable amount with its carrying amount.
(*2)	The Group recognized amortization of intangible asset in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

15.	Intangible assets (continued)

(c)	Goodwill

i)	Goodwill as of December 31, 2012 and 2011 are as follows:

	2012		2011
Banking
Retail	￦	652,344	652,344
Corporate and investment		107,856	107,856
International		—	43,840
Other		82,060	82,060
Credit card		2,685,389	2,685,389
Life insurance		275,370	275,370
Others		24,935	7,665

	￦	3,827,954	3,854,524

ii)	The changes in goodwill for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Beginning balance	￦	3,854,524	3,810,684
Acquisition of subsidiaries		27,554	75,383
Impairment (*1),(*2)		(54,124)	(31,543)

Ending balance	￦	3,827,954	3,854,524

(*1)	The impairment losses was recognized in ‘Others CGU’ of ￦43,480 million and ‘international CGU of Shinhan Bank’ of ￦10,284 million for the year ended December 31, 2012, respectively.
(*2)	The impairment losses were wholly recognized in treasury and ‘international CGU of Shinhan Bank’ for the year ended December 31, 2011.

iii)	Goodwill impairment test

The recoverable amounts of all CGUs to which goodwill has been allocated was based on their respective value in use and was determined by discounting the estimated future cash flows to be generated from the continuing use of the respective CGUs.

The recoverable amounts of CGUs have been determined using cash flow estimates which cover a 5.25 year period (October 1, 2012 through December 31, 2017) from the date of valuation, which is September 30, 2012, with a valuation of terminal value applied thereafter. In case of Shinhan Life Insurance, only the 30 years of future cash flows are applied since the present value of the future cash flows thereafter is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

15.	Intangible assets (continued)

Discount and terminal growth rates

The discount rates applied have been determined based on the cost of equity which is comprised of a risk-free interest rate, a market risk premium and systemic risk (beta factor).

Expected terminal growth rate of cash flow estimation is on the basis of inflation rates.

Discount and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking
Retail	12.8%	2.9%
Corporate and investment	11.2%	2.9%
International	9.8%,15.5%	0.3%,6.8%
Other	11.2%,12.6%	2.9%
Credit card	12.1%	2.9%
Life insurance	10.5%	—
Other	11.2%,15.66%	2.9%,0%

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2012	2013	2014	2015	2016 and thereafter
CPI growth	2.10%	1.90%	2.80%	3.30%	3.20%
Real retail sales growth	1.50%	2.70%	3.00%	3.70%	3.60%
Real GDP growth	2.30%	1.90%	3.30%	3.90%	3.60%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Return on investment	4.85%
Risk-based solvency margin ratio	311.9%

Total recoverable amount and book value of CGUs, to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	￦	33,566,915
Total book value		30,919,494

	￦	2,637,421

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

16.	Investments in associates

(a)	Investments in associates as of December 31, 2012 and 2011 are as follows:

Investees	Country	Reporting	Ownership (%) (*1)
		date	2012	2011
Cardif Life Insurance (*4)	Korea	September 30	14.99	14.99
Aju Capital Co., Ltd. (*2,3)	”	”	12.85	12.85
Macquarie Shinhan Infrastructure Management (*1,3)	”	”	—	50.00
Pohang TechnoPark 2PFV (*3)	Korea	December 31	14.90	14.90
Daewontos Co., Ltd.(*9)	”	”	36.33	—
Shinhan KT Mobile Card (*8)	”	”	—	50.00
Shinhan Corporate Restructuring Fund 5th	”	”	45.00	45.00
DCC Corporate Restructuring Fund 1st	”	”	24.14	24.14
KTB Corporate Restructuring Fund 18th	”	”	—	47.17
PT Clemont Finance Indonesia (*2)	Indonesia	September 30	30.00	30.00
Haejin Shipping Co. Ltd.	Hongkong	December 31	24.00	24.00
APC Fund	”	”	25.20	25.20
TSYoon 2nd Corporate Restructuring Fund	Korea	”	—	23.26
SHC-IMM New Growth Fund (*7)	”	”	64.52	64.52
Now IB Fund 6 th	”	”	—	25.00
QCP New Technology Fund 20 th	”	”	47.17	47.17
UAMCO., Ltd. (*5)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Now IB Fund 8th	”	”	—	38.46
Aju-Shinhan 1st Investment Fund (*7)	”	”	60.00	60.00
Aju-Shinhan 2nd Investment Fund	”	”	33.33	33.33
Aju 3rd Investment Fund (*7)	”	”	60.00	60.00
Stonebridge New growth Investment Fund	”	”	—	23.33
Medici 2nd Investment Fund (*7)	”	”	54.67	54.67
STI New growth engine Investment Fund	”	”	50.00	—
AJU-SHC WIN-WIN Company Fund 3 (*7)	”	”	70.16	—
Shinhan K2 Secondary Fund (*6)	”	”	10.75	—
Aju 4th Investment Fund (*7)	”	”	30.00	—
KDB Daewoo Securities Platinum PEF	”	”	20.00	—
Shinhan-stonebridge Petro PEF (*6)	”	”	1.82	—

(*1)	Considered common share ratio except preferred shares
(*2)	Financial statements as of September 30, 2012 were used for the equity method.
(*3)	The Group used the equity method of accounting as the Group has significant influence in electing on the board of directors.
(*4)	The Group has significant influence due to material transaction with investee.
(*5)	The Group determined to apply equity method accounting since the investee classified as the subsidiary by the Banking Act.
(*6)	As a managing partner, the Group has significant management control over the investee.
(*7)	As a limited partner, the Group is not able to participate in policy-making processes to obtain economic benefit from the investee.
(*8)	The investee was liquidated for the current period.
(*9)	The Group reclassifies available-for-sale financial assets that were acquired by debt-equity swap to investments in associates because vergleich procedures were completed and voting rights were restored.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2012 and 2011 are as follows:

	2012
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	25,028	9,775	1,138	6,706	—	42,647
Aju Capital Co., Ltd. (*1)		33,944	(1,849)	5,505	494	(8,441)	29,653
Macquarie Shinhan Infrastructure Management		4,576	(4,000)	—	(576)	—	—
Pohang TechnoPark 2PFV		3,697	—	(802)	—	—	2,895
Daewontos Co., Ltd.		—	—	122	—	—	122
Shinhan Corporate Restructuring Fund 5th		669	—	6	—	—	675
DCC Corporate Restructuring Fund 1st		845	(290)	(259)	—	—	296
KTB Corporate Restructuring Fund 18th		10	(88)	78	—	—	—
PT Clemont Finance Indonesia		7,346	—	517	(971)	—	6,892
Haejin Shipping Co. Ltd.		1,164	—	(644)	16	(536)	—
APC Fund		38,400	279	2,391	(2,969)	—	38,101
TSYoon 2nd Corporate Restructuring Fund		2,472	(3,475)	570	433	—	—
SHC-IMM New Growth Fund		6,816	2,260	(192)	—	—	8,884
Now IB Fund 6 th		1,474	(1,529)	55	—	—	—
QCP New Technology Fund 20 th		121	—	138	—	—	259
UAMCO., Ltd.		104,240	—	16,652	25	—	120,917
Miraeasset 3rd Investment Fund		4,688	—	17	—	—	4,705
Now IB Fund 8th		1,334	(1,566)	170	62	—	—
Aju-Shinhan 1st Investment Fund		3,370	—	378	—	—	3,748
Aju-Shinhan 2nd Investment Fund		2,036	(1,645)	284	—	—	675
Aju 3rd Investment Fund		2,789	—	251	—	—	3,040
Stonebridge New Growth Investment Fund		564	(564)	—	—	—	—
Medici 2nd Investment Fund		3,265	—	(57)	—	—	3,208
STI New growth engine Investment Fund		—	2,000	824	—	—	2,824
AJU-SHC WIN-WIN Company Fund 3		—	2,375	579	—	—	2,954
Shinhan K2 Secondary Fund		—	1,750	(58)	—	—	1,692
Aju 4th Investment Fund		—	3,000	(23)	—	—	2,977
KDB Daewoo Securities Platinum PEF		—	6,580	(63)	—	—	6,517
Shinhan-stonebridge Petro PEF		—	14,910	(73)	—	—	14,837
NSC New Technology Fund 1st		—	(34)	34	—	—	—

	￦	248,848	27,889	27,538	3,220	(8,977)	298,518

(*1)	The market values of investments are ￦29,654 million as of December 31, 2012 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

16.	Investments in associates (continued)

	2011
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	13,826	9,750	3,157	(1,705)	—	25,028
Aju Capital Co., Ltd. (*1)		34,904	(692)	4,577	(494)	(4,351)	33,944
Macquarie Shinhan Infrastructure Management		4,282	(4,714)	4,433	575	—	4,576
Shinhan Vina Bank		57,833	(61,696)	928	2,935	—	—
Pohang TechnoPark 2PFV		—	4,470	(751)	(22)	—	3,697
Shinhan Corporate Restructuring Fund 5th		1,212	—	(833)	290	—	669
Shinhan Corporate Restructuring Fund 8th		25,407	(30,027)	4,620	—	—	—
DCC Corporate Restructuring Fund 1st		2,023	(1,207)	29	—	—	845
KTB Corporate Restructuring Fund 18th		10	—	—	—	—	10
PT Clemont Finance Indonesia		6,286	—	794	266	—	7,346
Haejin Shipping Co. Ltd.		996	—	167	1	—	1,164
APC Fund		19,998	7,233	9,585	1,584	—	38,400
Westend Corporate Restructuring Fund		8,210	(9,466)	1,256	—	—	—
TSYoon 2nd Corporate Restructuring Fund		4,153	(1,767)	257	(171)	—	2,472
SHC-IMM New Growth Fund		2,731	4,300	(215)	—	—	6,816
SHC-AJU 1st Investment Fund		2,626	(4,862)	2,236	—	—	—
Now IB Fund 6 th		2,669	(1,175)	(20)	—	—	1,474
QCP New Technology Fund 20 th		1,164	—	(1,043)	—	—	121
UAMCO., Ltd.		86,480	—	17,785	(25)	—	104,240
Miraeasset 3rd Investment Fund		4,512	(1,500)	1,676	—	—	4,688
Now IB Fund 8th		1,036	—	360	(62)	—	1,334
SHC-AJU 2nd Investment Fund		1,984	(2,116)	132	—	—	—
Aju-Shinhan 1st Investment Fund		3,162	(59)	267	—	—	3,370
Aju-Shinhan 2nd Investment Fund		—	1,930	106	—	—	2,036
Aju 3rd Investment Fund		—	3,000	(211)	—	—	2,789
Stonebridge New Growth Investment Fund		701	—	(137)	—	—	564
Aju M&A1st Investment Fund		3,994	(4,256)	262	—	—	—
Petra Private Equity Fund		9,613	(18,001)	8,388	—	—	—
Medici 2nd Investment Fund		—	3,280	(15)	—	—	3,265

	￦	299,812	(107,575)	57,790	3,172	(4,351)	248,848

(*1)	The market values of investments are ￦36,790 million as of December 31, 2011 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

16.	Investments in associates (continued)

(c)	Condensed financial statements of associates as of and for the years ended December 31, 2012 and 2011 are as follows:

	2012			2011
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	￦	2,993,361	2,765,496	2,361,638	2,180,638
Aju Capital Co., Ltd.		5,857,903	5,153,149	5,200,373	4,523,282
Macquarie Shinhan Infrastructure Management		—	—	17,294	6,559
Shinhan Vina Bank (*)		—	—	426,868	308,057
Pohang TechnoPark 2PFV		20,993	1,564	35,415	10,603
Daewontos Co., Ltd.		5,314	4,979	—	—
Shinhan KT Mobile Card		—	—	53	1
Shinhan Corporate Restructuring Fund 5th		2,749	1,250	1,823	337
Shinhan Corporate Restructuring Fund 8th		—	—	—	—
DCC Corporate Restructuring Fund 1st		1,237	11	3,553	53
KTB Corporate Restructuring Fund 18th		—	—	21	—
PT Clemont Finance Indonesia		77,548	54,573	93,130	68,642
Haejin Shipping Co. Ltd.		19,681	22,942	2,614	—
APC Fund		35,634	2,488	152,557	177
Westend Corporate Restructuring Fund		—	—	—	—
TSYoon 2nd Corporate Restructuring Fund		—	—	10,741	110
SHC-IMM New Growth Fund		13,772	2	10,664	100
SHC-AJU 1st Investment Fund		—	—	—	—
Petra Private Equity Fund		—	—	—	—
Now IB Fund 6 th		—	—	5,944	46
QCP New Technology Fund 20 th		548	—	256	—
UAMCO., Ltd.		4,906,009	4,215,061	3,738,326	3,146,227
Miraeasset 3rd Investment Fund		9,474	63	9,438	61
Now IB Fund 8th		—	—	3,503	36
Aju-Shinhan 1st Investment Fund		6,353	106	5,679	61
Aju-Shinhan 2nd Investment Fund		2,031	7	6,121	13
Aju-Shinhan 3rd Investment Fund		5,070	3	4,651	3
Stonebridge New growth Investment Fund		—	—	2,417	—
Medici 2nd Investment Fund		5,869	—	5,974	2
STI New growth engine Investment Fund		5,649	—	—	—
AJU-SHC WIN-WIN Company Fund 3		4,229	19	—	—
Shinhan K2 Secondary Fund		15,732	—	—	—
Aju 4th Investment Fund		9,945	23	—	—
KDB Daewoo Securities Platinum PEF		32,676	90	—	—
Shinhan-stonebridge Petro PEF (*6)		814,189	—	—	—
NSC New Technology Fund 1st		—	—	—	—

	￦	14,845,966	12,221,826	12,099,053	10,245,008

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

16.	Investments in associates (continued)

	2012			2011
Investees	Operating revenue		Net income	Operating revenue	Net income
Cardif Life Insurance	￦	798,918	2,497	646,812	4,915
Aju Capital Co., Ltd.		775,227	40,353	730,272	35,423
Macquarie Shinhan Infrastructure Management		—	—	16,797	8,865
Shinhan Vina Bank (*)		—	—	48,534	1,857
Pohang TechnoPark 2PFV		—	(5,440)	—	(5,038)
Daewontos Co., Ltd.		24,397	243	—	—
Shinhan KT Mobile Card		—	—	—	60
Shinhan Corporate Restructuring Fund 5th		19	15	292	252
Shinhan Corporate Restructuring Fund 8th		—	—	16,513	15,218
DCC Corporate Restructuring Fund 1st		16	(1,064)	202	121
KTB Corporate Restructuring Fund 18th		166	163	—	—
PT Clemont Finance Indonesia		6,558	1,343	7,705	59
Haejin Shipping Co. Ltd.		2,482	(3,287)	29,778	696
APC Fund		3,564	2,076	41,635	37,968
Westend Corporate Restructuring Fund		—	—	2,360	939
TSYoon 2nd Corporate Restructuring Fund		2,564	2,486	1,220	1,105
SHC-IMM New Growth Fund		102	(300)	65	(334)
SHC-AJU 1st Investment Fund		—	—	9,425	9,161
Petra Private Equity Fund		—	—	31,398	25,724
Now IB Fund 6th		116	92	580	(79)
QCP New Technology Fund 20th		1	(21)	1	(2,211)
UAMCO., Ltd.		599,570	95,828	468,220	101,624
Miraeasset 3rd Investment Fund		195	36	3,611	3,353
Now IB Fund 8th		961	933	961	933
Aju-Shinhan 1st Investment Fund		677	630	479	(37)
Aju-Shinhan 2nd Investment Fund		882	852	659	318
Aju-Shinhan 3rd Investment Fund		433	419	161	(352)
Stonebridge New growth Investment Fund		10	10	46	(518)
Medici 2nd Investment Fund		5	(104)	25	(27)
STI New growth engine Investment Fund		—	1,648	—	—
AJU-SHC WIN-WIN Company Fund 3		844	825	—	—
Shinhan K2 Secondary Fund		—	(543)	—	—
Aju 4th Investment Fund		374	(77)	—	—
KDB Daewoo Securities Platinum PEF		—	(314)	—	—
Shinhan-stonebridge Petro PEF (*6)		26	(3,991)	—	—
NSC New Technology Fund 1st		147	122	—	—

	￦	2,218,254	135,430	2,057,751	239,995

(*)	Deemed acquisition date is November 28, 2011

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

17.	Investment properties, net

(a)	Investment properties as of December 31, 2012 and 2011 are as follows:

	2012		2011
Acquisition cost	￦	273,298	292,956
Accumulated depreciation		(26,328)	(17,833)

Book value	￦	246,970	275,123

(*)	Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

(b)	Changes in investment properties for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Beginning balance	￦	275,123	285,956
Acquisitions		38	17
Disposals		(2,991)	(23,032)
Depreciation		(9,062)	(9,245)
Amounts transferred from investment property		6,701	21,415
Amounts transferred to assets held for sale(*)		(22,825)	—
Foreign currency adjustment		(14)	12

Ending balance	￦	246,970	275,123

(*)	Comprise of land and buildings, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Rental Income	￦	27,433	26,955
Direct operating expenses for investment properties that generated rental income		8,412	8,299

(d)	The fair value of investment property as of December 31, 2012 and 2011 are as follows:

	2012		2011
Land and buildings	￦	259,844	254,607

(*)	Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

18.	Other assets, net

Other assets as of December 31, 2012 and 2011 are as follows:

	2012		2011
Accounts receivable	￦	4,518,260	2,790,826
Domestic exchange settlement debit		2,134,806	1,876,400
Guarantee deposits		1,356,950	1,329,141
Accrued income		1,477,120	1,557,307
Prepaid expense		185,972	197,433
Suspense payments		91,426	122,700
Sundry assets		126,674	109,088
Separate account assets		1,896,072	1,657,639
Advance payments		183,858	255,430
Unamortized deferred acquisition cost		1,239,756	1,098,230
Other		67,961	112,927
Present value discount		(87,620)	(99,403)
Allowances for impairment		(96,770)	(119,840)

	￦	13,094,465	10,887,878

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

19.	Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2012 and 2011 are as follows:

	2012
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	767,000	91,342	675,655	—
1 ~ 5 years		1,131,866	146,687	985,179	—
Later than 5 years		42,489	3,171	39,318	—

	￦	1,941,355	241,200	1,700,152	—

	2011
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	784,923	86,082	686,907	11,933
1 ~ 5 years		970,068	91,958	878,109	—
Later than 5 years		67,905	5,370	62,535	—

	￦	1,822,896	183,410	1,627,551	11,933

(b)	The scheduled maturities of minimum lease payments of the Group as lessor as of December 31, 2012 and 2011 are as follows:

i)	Finance leases

	2012
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	￦	767,000	91,342	675,655
1 ~ 5 years		1,131,866	146,687	985,179
Later than 5 years		42,489	3,171	39,318

	￦	1,941,355	241,200	1,700,152

	2011
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	￦	772,989	86,082	686,907
1 ~ 5 years		970,067	91,958	878,109
Later than 5 years		67,905	5,370	62,535

	￦	1,810,961	183,410	1,627,551

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

19.	Leases (continued)

ii)	Operating leases

	Minimum lease payment
	2012		2011
Not later than 1 year	￦	7,491	6,281
1 ~ 5 years		11,135	7,078

	￦	18,626	13,359

(c)	Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2012 and 2011 are as follows:

	Minimum lease payment
	2012		2011
Not later than 1 year	￦	104,108	70,712
1 ~ 5 years		122,332	81,945
Later than 5 years		9,606	1,289

	￦	236,046	153,946

20.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2012 and 2011 are as follows:

	2012		2011
Loans	￦	127,588	154,425
Securities
Trading assets		5,645,860	3,644,128
Available-for-sale financial assets		1,531,366	1,953,753
Held-to-maturity financial assets		5,551,874	5,541,627
Financial assets designated at fair value through profit or loss		400,837	263,578

		13,129,937	11,403,086

Deposits		100,498	—
Real estate		107,649	108,928

	￦	13,465,672	11,666,439

(*)	The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2012 and 2011 were ￦5,530,540 and ￦4,919,709 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

20.	Pledged assets (continued)

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2012 and 2011 are as follows:

	2012
	Collateral held		Collateral sold or repledged
Securities	￦	2,679,618	—

	2011
	Collateral held		Collateral sold or repledged
Securities	￦	781,902	—

21.	Deposits

Deposits as of December 31, 2012 and 2011 are as follows:

	2012		2011
Demand deposits	￦	52,171,149	49,861,856
Time deposits		111,021,657	102,902,575
Negotiable certificates of deposits		1,303,683	2,967,419
Note discount deposits		3,013,376	4,623,801
CMA (*)		1,626,061	1,614,377
Others		960,528	1,045,704

	￦	170,096,454	163,015,732

(*)	CMA: Cash management account deposits

22.	Trading liabilities

Trading liabilities as of December 31, 2012 and 2011 are as follows:

	2012		2011
Securities sold
Equity	￦	126,160	49,401
Debt		760,502	240,930
Gold deposits		484,061	414,087

	￦	1,370,723	704,418

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2012 and 2011 are as follows:

	2012		2011
Equity-linked securities sold	￦	4,017,337	2,927,046
Derivatives-combined securities sold		804,860	371,363

	￦	4,822,197	3,298,409

24.	Borrowings

(a)	Borrowings as of December 31, 2012 and 2011 are as follows:

	2012
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.25%~1.50%	￦	1,354,261
Others	0.00%~6.60%		5,147,077

			6,501,338

Borrowings in foreign currency
Overdraft due to banks	0.00%~0.63%		155,269
Borrowings from banks	0.08%~3.88%		3,071,900
Others	0.30%~1.86%		2,676,092

			5,903,261

Call money	0.07%~9.00%		1,088,535
Bill sold	1.70%~3.80%		55,397
Bonds sold under repurchase agreements	0.30%~3.65%		5,189,539
Due to Bank of Korea in foreign currency	0.10%		156,150
Present value discounts			(2,842)

		￦	18,891,378

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

24.	Borrowings (continued)

	2011
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.50%	￦	796,164
Others	0.00%~6.78%		5,423,558

			6,219,722

Borrowings in foreign currency
Overdraft due to banks	0.89%~2.98%		1,021,187
Borrowings from banks	0.60%~9.26%		3,958,648
Others	0.70%~5.90%		3,299,947

			8,279,782

Call money	0.14%~3.55%		1,309,137
Bill sold	1.70%~6.08%		105,697
Bonds sold under repurchase agreements	0.10%~8.90%		3,890,665
Due to Bank of Korea in foreign currency	0.10%		232,372
Present value discounts			(4,129)

		￦	20,033,246

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

25.	Debt securities issued

Debt securities issued as of December 31, 2012 and 2011 are as follows:

	2012
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00%~9.00%	￦	27,355,181
Subordinated debt securities issued	3.41%~8.00%		5,150,290
Loss on fair value hedges			107,559
Discount			(64,123)

			32,548,907

Debt securities issued in foreign currency
Debt securities issued	0.72%~8.13%		6,195,288
Subordinated debt securities issued	10.00%		5,695
Loss on fair value hedges			117,096
Discount			(26,811)

			6,291,268

		￦	38,840,175

	2011
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00%~11.95%	￦	29,661,054
Subordinated debt securities issued	4.25%~14.45%		3,983,785
Loss on fair value hedges			87,656
Discount			(58,320)

			33,674,175

Debt securities issued in foreign currency
Debt securities issued	1.05%~8.13%		5,983,933
Loss on fair value hedges			100,717
Discount			(21,867)

			6,062,783

		￦	39,736,958

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

26.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2012 and 2011 are as follows:

	2012		2011
Present value of defined benefit obligation	￦	1,008,119	877,037
Fair value of plan assets		(794,051)	(602,376)

Recognized liabilities for defined benefit obligation	￦	214,068	274,661

(b)	Changes in the present value of defined benefit obligation for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Beginning balance	￦	877,037	618,911
Current service cost		134,068	102,252
Interest expense		44,733	37,680
Actuarial losses (gains)		(7,315)	140,811
Foreign exchange adjustments		26	64
Benefit paid by the plan		(40,430)	(22,681)

Ending balance	￦	1,008,119	877,037

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

26.	Employee benefits (continued)

(c)	Changes in the fair value of plan assets for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Beginning balance	￦	(602,376)	(448,859)
Expected return on plan assets		(26,268)	(20,640)
Actuarial losses(gains)		797	131
Contributions paid into the plan		(177,362)	(151,142)
Benefit paid by the plan		11,158	18,134

Ending balance	￦	(794,051)	(602,376)

(d)	Expense recognized in profit or loss for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Current service costs	￦	134,068	102,252
Interest expense		44,733	37,680
Expected return on plan assets		(26,268)	(20,640)
Actuarial gains (losses)		(6,518)	140,680

	￦	146,015	259,972

(e)	Historical information for the amounts related to defined benefit plans recognized for the current year and previous years are as follows:

	December 31, 2012		December 31, 2011	December 31, 2010	January 1, 2010
Present value of defined benefit obligation	￦	1,008,119	877,037	618,911	461,113
Fair value of plan assets		(794,051)	(602,376)	(448,859)	(314,747)

		214,068	274,661	170,052	146,366

Adjustments to defined benefit obligation		(7,315)	140,811	74,927	—
Adjustments to plan assets		797	131	90	—

(f)	Plan assets as of December 31, 2012 and 2011 are as follows:

	2012		2011
Plan assets
Equity securities	￦	28,680	28,230
Debt securities		713	518,647
Due from banks		726,134	49,025
Other		38,524	6,474

		794,051	602,376

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

26.	Employee benefits (continued)

(g)	Actuarial assumptions as of December 31, 2012 and 2011 are as follows:

2012
	Assumptions	Descriptions
Discount rate	3.06%~4.44%	AA Corporate bond yields
Expected return on plan assets	3.17%~4.74%	Weighted average yield for the past
Future salary increasing rate	1.88%~4.22% + Upgrade rate	Average for 5 years

2011
	Assumptions	Descriptions
Discount rate	5.02% ~ 5.37%	AA Corporate bond yields
Expected return on plan assets	3.26% ~ 4.38%	Weighted average yield for the past
Future salary increasing rate	2.00% ~ 4.06% + Upgrade rate	Average for 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

27.	Provisions

(a)	Provisions as of December 31, 2012 and 2011 are as follows:

	2012		2011
Asset retirement obligations	￦	39,348	35,727
Expected loss related to litigation		135,748	215,808
Unused credit commitments		415,372	444,770
Bonus card points program		24,873	24,439
Financial guarantee contracts issued		77,840	85,778
Others		53,665	63,070

	￦	746,846	869,592

(b)	Changes in provisions for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Asset retirement		Litigation	Unused credit	Card point(*)	Guarantee	Other	Total
Beginning balance	￦	35,727	215,808	444,770	24,439	85,778	63,070	869,592
Provision (reversal)		676	13,986	(26,772)	39,142	7,949	13,356	48,337
Provision used		(439)	(93,586)	—	(38,708)	—	(22,118)	(154,851)
Foreign exchange translation		—	(460)	(2,651)	—	(2,428)	(643)	(6,182)
Others		3,384	—	25	—	(13,459)	—	(10,050)

Ending balance	￦	39,348	135,748	415,372	24,873	77,840	53,665	746,846

	2011
	Asset retirement		Litigation	Unused credit	Card point(*)	Guarantee	Other	Total
Beginning balance	￦	33,693	101,132	462,477	25,203	170,983	65,870	859,358
Provision (reversal)		297	124,551	(18,570)	17,265	(70,860)	(1,407)	51,276
Provision used		(526)	(9,875)	—	(18,029)	—	(4,751)	(33,181)
Foreign exchange translation		—	—	863	—	1,227	—	2,090
Others		2,263	—	—	—	(15,572)	3,358	(9,951)

Ending balance	￦	35,727	215,808	444,770	24,439	85,778	63,070	869,592

(*)	Provisions for card point were classified as fees and commission expense

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

27. Provisions (continued)

(c)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d)	Allowance for guarantees and acceptances as of December 31, 2012 and 2011 are as follows:

	2012		2011
Guarantees and acceptances outstanding	￦	9,555,223	10,174,850
Contingent guarantees and acceptances		5,202,576	6,882,438
ABS and ABCP purchase commitments		1,773,404	1,605,269
Endorsed bill		3,946	9,748

	￦	16,535,149	18,672,306

Allowance for loss on guarantees and acceptances	￦	77,840	85,778
Ratio		0.47%	0.46%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

28.	Liability under insurance contracts

(a)	Insurance liabilities as of December 31, 2012 and 2011 are as follows:

	2012		2011
Policy reserve	￦	13,415,015	10,861,243
Policyholder’s equity adjustment		3,544	6,011

	￦	13,418,559	10,867,254

(b)	Policy reserve of December 31, 2012 and 2011 are as follows:

	2012		2011
Insurance policy reserve
Interest rate linked	￦	8,092,651	6,055,822
Fixed interest rate		4,923,178	4,486,193

		13,015,829	10,542,015

Investment contract including discretionary participation feature
Interest rate linked		399,186	319,228

	￦	13,415,015	10,861,243

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

28.	Liability under insurance contracts (continued)

(c)	The details of policy reserves as of December 31, 2012 and 2011 are as follows:

	2012
	Individual insurance
	Pure endowment		Death	Endow- ment	Subtotal
Premium reserve	￦	2,983,148	5,745,842	3,932,195	12,661,185
Guarantee reserve		9,315	4,252	190	13,757
Unearned premium reserve		4	698	—	702
Reserve for outstanding claims		49,891	494,767	83,964	628,622
Interest rate difference guarantee reserve		2,534	229	20	2,783
Mortality gains reserve		7,910	7,292	397	15,599
Interest gains reserve		9,202	334	29	9,565
Long term duration dividend reserve		73	14	2	89
Reserve for policyholder’s profit dividend		5,388	—	—	5,388
Reserve for losses on dividend insurance contract		1,289	—	—	1,289

	￦	3,068,754	6,253,428	4,016,797	13,338,979

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	￦	42,471	281	42,752	12,703,937
Guarantee reserve		—	—	—	13,757
Unearned premium reserve		548	—	548	1,250
Reserve for outstanding claims		32,731	—	32,731	661,353
Interest rate difference guarantee reserve		—	—	—	2,783
Mortality gains reserve		5	—	5	15,604
Interest gains reserve		—	—	—	9,565
Long term duration dividend reserve		—	—	—	89
Reserve for policyholder’s profit dividend		—	—	—	5,388
Reserve for losses on dividend insurance contract		—	—	—	1,289

	￦	75,755	281	76,036	13,415,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

28.	Liability under insurance contracts (continued)

	2011
	Individual insurance
	Pure endowment		Death	Endow- ment	Subtotal
Premium reserve	￦	2,411,566	5,065,110	2,715,919	10,192,595
Guarantee reserve		7,857	2,664	186	10,707
Unearned premium reserve		6	750	1	757
Reserve for outstanding claims		43,705	432,549	60,705	536,959
Interest rate difference guarantee reserve		2,650	275	22	2,947
Mortality gains reserve		8,318	8,741	444	17,503
Interest gains reserve		5,024	385	31	5,440
Long term duration dividend reserve		77	17	2	96
Reserve for policyholder’s profit dividend		7,053	—	—	7,053

	￦	2,486,256	5,510,491	2,777,310	10,774,057

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	￦	50,559	465	51,024	10,243,619
Guarantee reserve		—	—	—	10,707
Unearned premium reserve		798	—	798	1,555
Reserve for outstanding claims		35,360	—	35,360	572,319
Interest rate difference guarantee reserve		—	—	—	2,947
Mortality gains reserve		4	—	4	17,507
Interest gains reserve		—	—	—	5,440
Long term duration dividend reserve		—	—	—	96
Reserve for policyholder’s profit dividend		—	—	—	7,053

	￦	86,721	465	87,186	10,861,243

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

28.	Liability under insurance contracts (continued)

(d)	Reinsurance credit risk as of December 31, 2012 and 2011 are as follows:

	2012
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	133	139
A- to A+		777	2,518

	￦	910	2,657

	2011
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	295	—
A- to A+		1,094	—

	￦	1,389	—

(e)	Income or expenses on insurance for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Insurance income
Premium income	￦	4,412,777	3,553,537
Reinsurance income		5,348	7,528
Separate account income		15,665	22,008

		4,433,790	3,583,073

Insurance expenses
Claims paid		1,508,778	1,329,067
Reinsurance premium expenses		5,011	6,733
Provision for policy reserves		2,554,251	1,882,436
Separate account expenses		15,665	22,008
Discount charge		406	332
Acquisition costs		686,716	656,236
Collection expenses		13,793	12,373
Deferred acquisition costs(-)		(631,056)	(622,198)
Amortization of deferred acquisition costs		489,529	415,287

		4,643,093	3,702,274

Net loss on insurance	￦	(209,303)	(119,201)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

28.	Liability under insurance contracts (continued)

(f)	Maturity of premium reserve as of December 31, 2012 and 2011 are as follows:

	2012
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	￦	9,302	209,844	212,810	1,191,045	659,385	5,590,001	7,872,387
Fixed interest rate		56,883	65,960	219,535	342,018	1,273,608	2,491,885	4,449,889
Others		—	892	592	633	2,075	377,469	381,661

Ending balance	￦	66,185	276,696	432,937	1,533,696	1,935,068	8,459,355	12,703,937

	2011
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	￦	5,342	137,826	128,667	945,079	463,675	4,206,526	5,887,115
Fixed interest rate		27,535	100,440	130,116	379,365	1,232,174	2,180,838	4,050,468
Others		—	3	1,157	446	1,879	302,551	306,036

Ending balance	￦	32,877	238,269	259,940	1,324,890	1,697,728	6,689,915	10,243,619

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

28.	Liability under insurance contracts (continued)

(g)	Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve as of March 31, 2012 of contract held at December 31, 2011 and 2010. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act. As a result, LAT surplus was ￦1,697,342 million. However, liability adequacy test as of December 31, 2012 was not performed since there had not been any significant changes in the estimation, compared with the preceding test.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumption
	2012	2011	Measurement basis
Discount rate	4.69% ~ 5.48%	4.96% ~ 5.41%	Future rate of return on invested asset based on the rate scenario suggested by FSS.
Mortality rate	15% ~ 160%	15% ~ 160%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years.
Operating expense rate	Acquisition cost - The first time : 90.0% ~ 394.0% - From the second time : 0% ~ 90.0% Maintenance expense (each case): 1,691won ~ 8,856won Collection expenses (on gross premium):0.01% ~ 1.14%	Acquisition cost - The first time : 90.0% ~ 378.7% - From the second time : 0% ~ 90.0% Maintenance expense (each case): 1,170won ~ 8,589won Collection expenses (on gross premium):0.11% ~ 1.71%	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year
Surrender ratio	1.4% ~ 46.3%	0.3% ~ 46.1%	Surrender ratio by classes of sales channel, product and transition period of last 5 years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

28.	Liability under insurance contracts (continued)

The result of liability adequacy test as of December 31, 2011 and 2010 are as follows:

	2011
	Provisions for test		LAT base	Premium loss(surplus)
Participating
Fixed interest	￦	584,566	740,489	155,923
Variable interest		483,985	464,575	(19,410)

		1,068,551	1,205,064	136,513

Non- Participating
Fixed interest		3,097,139	2,474,500	(622,639)
Variable interest		6,579,371	5,478,979	(1,100,392)

		9,676,510	7,953,479	(1,723,031)

Option and Guarantee		12,126	67,255	55,129

	￦	10,757,187	9,225,798	(1,531,389)

	2010
	Provisions for test		LAT base	Premium loss(surplus)
Participating
Fixed interest	￦	576,604	694,219	117,615
Variable interest		590,919	561,188	(29,731)

		1,167,523	1,255,407	87,884

Non- Participating
Fixed interest		2,829,997	2,225,492	(604,505)
Variable interest		5,203,899	3,972,820	(1,231,079)

		8,033,896	6,198,312	(1,835,584)

Option and Guarantee		12,788	63,145	50,357

	￦	9,214,207	7,516,864	(1,697,343)

Sensitivity analysis as of December 31, 2011 and 2010 are as follows:

	LAT fluctuation
	2011		2010
Discount rate increased by 0.5%	￦	(661,182)	(534,215)
Discount rate decreased by 0.5%		733,319	593,771
Operating expense increased by 10%		180,711	154,445
Mortality rate increased by 10%		382,932	309,112
Mortality rate increased by 5%		191,466	154,556
Surrender ratio increased by 10%	￦	115,088	110,635

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

29.	Other liabilities

Other liabilities as of December 31, 2012 and 2011 are as follows:

	2012		2011
Accounts payable	￦	6,061,149	7,537,921
Accrued expenses		3,316,840	3,403,326
Dividend payable		27,599	25,987
Advance receipts		125,419	86,651
Unearned income (*)		318,603	335,845
Withholding value-added tax and other taxes		343,863	261,811
Securities deposit received		674,392	720,594
Foreign exchange remittances pending		207,461	202,365
Domestic exchange remittances pending		3,032,615	2,129,833
Borrowing from trust account		2,377,502	1,474,568
Due to agencies		657,855	394,206
Deposits for subscription		70,820	45,444
Separate account liabilities		1,922,465	1,690,179
Sundry liabilities		2,041,032	1,405,091
Other		340,151	157,915
Present value discount account		(25,717)	(29,568)

	￦	21,492,049	19,842,168

(*)	Changes in deferred (unearned) point income for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Beginning balance	￦	150,177	138,940
Deferred income		184,248	171,061
Recognized income		(175,530)	(159,824)

Ending balance	￦	158,895	150,177

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

30.	Equity

(a)	Equity as of December 31, 2012 and 2011 are as follows:

	2012		2011
Capital stock:
Common stock	￦	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		537,443	238,582
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,430	392,080

		9,887,199	9,886,849

Capital adjustments		(393,097)	(392,654)
Accumulated other comprehensive income, net of tax:
Valuation gain(loss) on available-for-sale financial assets		1,219,415	1,208,744
Equity in other comprehensive income of associates		5,501	1,404
Foreign currency translation adjustments for foreign operations		(86,962)	(1,841)
Net loss from cash flow hedges		(4,846)	(20,501)
Other comprehensive income of separate account		1,712	1,142

		1,134,820	1,188,948

Retained earnings:		12,499,259	10,829,723
Non-controlling interest		2,469,146	2,462,304

	￦	28,779,823	26,858,805

(*)	Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

30.	Equity (continued)

(b)	Capital stock

i)	Capital stock of the Group as of December 31, 2012 and 2011 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	￦	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding
- As of December 31, 2012		11,100,000
- As of December 31, 2011		54,811,000

The capital stock does not match the total amount of the par value for preferred stock issued ￦55,500 million as of December 31, 2012 because redeemable preferred stock (33,711,000 shares) has been repaid by retirement of stock method.

ii)	Preferred stocks issued by the Group as of December 31, 2012 are as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

(*1)	Based on initial issuance price
(*2)	The Group maintains the right to redeem Series 10 and Series 12 redeemable preferred stock in part or in its entirety within the redeemable year at par value(considered contract dividend rate). If the preferred shares are not redeemed by the end of the redeemable year, those rights will lapse.

(c)	Hybrid bond

Hybrid bond classified as other equity as of December 31, 2012 and 2011 are as follows:

				Amount		Interest rate
	Issue date		Maturity date	2012	2011	(%)
Hybrid bond	￦	October 24, 2011	October 24, 2041	238,582	238,582	5.80%
		May 22, 2012	May 22, 2017	298,861	—	5.34%

				537,443	238,582

The above hybrid bonds can be repaid at par value early after 5 years from date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend was to be paid for common shares, the agreed interest was also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

30.	Equity (continued)

(d)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Beginning balance	￦	(392,654)	(390,853)
Changes in a parent’s ownership interest in a subsidiary		—	(1,801)
Other transactions with owners		(443)	—

Ending balance	￦	(393,097)	(392,654)

(e)	Accumulated other comprehensive income

i)	Changes in accumulated other comprehensive income for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Valuation gain(loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Total
Beginning balance	￦	1,208,744	1,404	(1,841)	(20,501)	1,142	1,188,948
Fair value evaluation		442,237	3,220	—	—	841	446,298
Reclassification		(435,725)	—	—	154,820	—	(280,905)
Hedging		(3,861)	—	82,095	(134,167)	—	(55,933)
Effects from exchange rate fluctuations		12,785	—	(150,356)	—	—	(137,571)
Deferred income taxes		(4,176)	877	(17,082)	(4,998)	(271)	(25,650)
Non-controlling interest		(589)	—	222	—	—	(367)

Ending balance	￦	1,219,415	5,501	(86,962)	(4,846)	1,712	1,134,820

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

30.	Equity (continued)

	2011
	Valuation gain(loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Total
Beginning balance	￦	1,668,944	(1,313)	(17,927)	(21,930)	1,721	1,629,495
Fair value evaluation		424,365	3,172	—	—	(681)	426,856
Reclassification		(956,829)	—	—	(37,345)	—	(994,174)
Hedging		(8,318)	—	(4,790)	38,569	—	25,461
Effects from exchange rate fluctuations		17	—	16,201	—	—	16,218
Deferred income taxes		80,329	(455)	4,709	205	102	84,890
Non-controlling interest		236	—	(34)	—	—	202

Ending balance	￦	1,208,744	1,404	(1,841)	(20,501)	1,142	1,188,948

(f)	Appropriation of retained earnings

Consolidated statements of appropriation of retained earnings for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Unappropriated retained earnings:
Balance at beginning of year	￦	4,846,219	7,744,070
Repayment of preferred stock		—	(3,752,679)
Interest on hybrid bond		(23,688)	(2,594)
Net income		590,449	1,672,908

		5,412,980	5,661,705

Reversal of regulatory reserve for loan loss:		9,901	—

		5,422,881	5,661,705

Appropriation of retained earnings:
Legal reserve		59,045	167,291
Regulatory reserve for loan loss		—	18,687
Dividends
Dividends on common stock		331,940	355,650
Dividends on preferred stock paid		61,938	273,858

		393,878	629,508

		452,923	815,486

Unappropriated retained earnings to be carried over to subsequent year	￦	4,969,958	4,846,219

(*)	These statements of appropriation of retained earnings were based on the separate financial statements of the parent company.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

30.	Equity (continued)

(g)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

i)	Changes in regulatory reserve for loan loss including non-controlling interest for the year ended December 31, 2012 are as follows:

	2012
Beginning balance	￦	1,976,425
Provision for regulatory reserve for loan loss		285,839

Ending balance	￦	2,262,264

ii)	Income for the year and earnings per share after adjusted for regulatory reserve for loan loss for the year ended December 31, 2012 are as follows:

	2012
Income for the year	￦	2,322,732
Provision for regulatory reserve for loan loss		(284,937)

Income adjusted for regulatory reserve	￦	2,037,795

Basic earnings per share adjusted for regulatory reserve in won	￦	4,085
Diluted earnings per share adjusted for regulatory reserve in won	￦	4,085

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won, except per share data)

31.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Total number of shares issued and outstanding	￦	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		700	750

Dividends	￦	331,940	355,650

Dividend rate per share (%)		14%	15%

(b)	Details of dividends recognized as distributions to preferred stockholders for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580		61,938	100,000	5.58%

	11,100,000		￦	61,938

	2011
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Redeemable preferred stock Series 10	28,990,000	7,000	￦	202,930	100,000	7.00%
Convertible redeemable preferred stock Series 11	14,721,000	1,879		27,656	57,806	3.25%
Convertible redeemable preferred stock series 12	11,100,000	3,898		43,272	100,000	5.58%

	54,811,000		￦	273,858

(*)	Dividend has been calculated from the date of issue, 255 days from April 21, 2011 and regarding dividend rate is annualized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won, except per share data)

31.	Dividends (continued)

(c)	The calculation of dividend for hybrid bond is as follows:

	2012
Amount of hybrid bond	￦	540,000
Interest rate		5.34%~5.80%

Dividend	￦	23,688

(d)	There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2012 and 2011.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

32.	Net interest income

Net interest income for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Interest income
Cash and due from banks	￦	242,445	248,571
Trading assets		386,531	394,296
Financial assets designated at fair value through profit or loss		25,854	19,743
Available-for-sale financial assets		1,154,198	1,025,523
Held-to-maturity financial assets		594,684	642,931
Loans		11,274,840	11,281,606
Others		178,560	168,044

		13,857,112	13,780,714

Interest expense
Deposits		(4,515,029)	(4,181,049)
Borrowings		(543,564)	(485,253)
Debt securities issued		(1,740,174)	(1,942,850)
Others		(84,134)	(91,591)

		(6,882,901)	(6,700,743)

Net interest income	￦	6,974,211	7,079,971

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Fees and commission income
Credit placement fees	￦	57,900	50,440
Commission received as electronic charge receipt		133,842	145,449
Brokerage fees		353,694	495,082
Commission received as agency		239,792	114,970
Investment banking fees		70,142	68,856
Commission received in foreign exchange activities		148,271	161,887
Asset management fees		67,030	68,289
Credit card fees		2,070,625	2,020,010
Others		372,543	432,149

		3,513,839	3,557,132

Fees and commission expense
Credit-related fee		(38,363)	(25,148)
Credit card fees		(1,678,342)	(1,544,291)
Others		(225,043)	(228,522)

		(1,941,748)	(1,797,961)

Net fees and commission income	￦	1,572,091	1,759,171

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

34.	Dividend income

Dividend income for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Trading assets	￦	2,800	2,290
Available-for-sale financial assets		172,983	206,570

	￦	175,783	208,860

35.	Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Trading assets
Gain (loss) on valuation of debt securities	￦	(2,532)	1,731
Gain on sale of debt securities		37,295	4,603
Gain (loss) on valuation of equity securities		31,312	(3,304)
Gain (loss) on sale of equity securities		48,911	(36,315)
Gain (loss) on valuation of other trading assets		(6,228)	23,939

		108,758	(9,346)

Trading liabilities
Loss on valuation of securities sold		(5,850)	(251)
Loss on disposition of securities sold		(20,614)	(22,284)
Gain (loss) on valuation of other trading liabilities		4,977	(29,670)
Gain on disposition of other trading liabilities		2,944	5,308

		(18,543)	(46,897)

Derivatives
Gain (loss) on valuation of derivatives		379,581	(93,403)
Gain on transaction of derivatives		126,070	17,798

		505,651	(75,605)

	￦	595,866	(131,848)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Assets
Cash and due from banks
Gain on valuation	￦	38,982	32,731
Debt securities
Gain (loss) on valuation		46,370	(20,684)
Gain on sale and redemption		15,359	12,206

		61,729	(8,478)

Equity securities
Dividend income		1,025	1,405
Loss on valuation		6,273	(27,596)
Gain on sale		16,443	18,864

		23,741	(7,327)

Liabilities
Borrowings
Gain (loss) on valuation		(445,455)	239,011
Loss on disposal and redemption		(211,067)	(84,026)

		(656,522)	154,985

	￦	(532,070)	171,911

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Impairment loss
Loans	￦	1,324,580	864,060
Available-for-sale financial assets		121,004	110,481
Other		—	31,946

		1,445,584	1,006,487

Reversal of impairment loss
Available-for-sale financial assets		(20,369)	(23,529)
Others		(9,421)	—

		(29,790)	(23,529)

	￦	1,415,794	982,958

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

38.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Employee benefits	￦	2,433,722	2,489,916
Salaries		2,228,600	2,132,229
Severance benefits		160,658	278,545
Defined contribution		14,643	18,573
Defined benefit		146,015	259,972
Termination benefits		44,464	79,142
Rent		338,536	294,178
Entertainment		34,987	35,321
Depreciation		201,771	211,771
Amortization		97,065	75,963
Taxes and dues		160,493	145,685
Advertising		188,358	230,633
Research		12,447	10,819
Others		592,181	641,071

	￦	4,059,560	4,135,357

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won, except per share data)

39.	Share-based payments

(a)	Stock options granted as of December 31, 2012 are as follows:

	4th grant		5th grant		6th grant		7th grant
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	￦	28,006	￦	38,829	￦	54,560	￦	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise year		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date
Changes in number of shares granted:
Balance at January 1, 2012		666,892		2,035,136		1,025,856		619,778
Exercised or canceled		(564,503)		(22,430)		—		—

Balance at December 31, 2012		102,389		2,012,706		1,025,856		619,778
Assumptions used to determine the fair value of options:
Risk-free interest rate		—		2.74%		2.74%		2.74%
Expected exercise year		—		2 months		8 months		1 year 2 months
Expected stock price volatility		—		20.11%		21.88%		26.25%
Expected dividend yield		—		1.82%		1.82%		1.61%
Weighted average fair value per share	￦	10,844	￦	1,059	￦	74	￦	1,409

The weighted average exercise price for ￦3,760,729 options outstanding as of December 31, 2012 is ￦44,510

As of December 31, 2012, the exercise of the remaining stock options was temporarily prohibited and after the suspension, the exercise period will be extended.

(b)	Performance shares granted as of December 31, 2012 are as follows:

Content
Type	Cash-settled share-based payment
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at December 31, 2012	677,899
Fair value per share in won	￦38,850

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won, except per share data)

39.	Share-based payments (continued)

(c)	Share-based compensation costs for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	￦	430	1,814	2,244
5th		(1,235)	(6,938)	(8,173)
6th		(200)	(1,411)	(1,611)
7th		(188)	(992)	(1,180)
Performance share		1,163	7,807	8,970

	￦	(30)	280	250

	2011
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	￦	(2,615)	(10,105)	(12,720)
5th		(3,656)	(19,130)	(22,786)
6th (*)		(1,073)	(4,784)	(5,857)
7th (*)		(1,642)	(5,854)	(7,496)
Performance share(*)		296	6,330	6,626

	￦	(8,690)	(33,543)	(42,233)

(*)	Includes ￦1,474 million of reversal of share-based compensation costs.

(d)	Accrued expenses and the intrinsic value as of December 31, 2012 and 2011 are as follows:

	2012
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	￦	97	1,013	1,110
5th		322	1,809	2,131
6th		9	67	76
7th		139	734	873
Performance share		3,077	23,259	26,336

	￦	3,644	26,882	30,526

The intrinsic value of share-based payments is ￦27,489 million based on the quoted market price ￦38,850 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won, except per share data)

39.	Share-based payments (continued)

	December 31, 2011
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	￦	1,299	6,565	7,864
5th		1,562	8,847	10,409
6th		209	1,478	1,687
7th		327	1,726	2,053
Performance share		1,914	15,453	17,367

	￦	5,311	34,069	39,380

The intrinsic value of share-based payments is ￦27,073 million based on the quoted market price ￦39,750 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

40.	Net other operating income (expense)

Other operating income and other operating expense for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Other operating income
Gain on sale of assets:
Loans	￦	69,977	95,926
Others:
Gain on hedge activity		190,680	321,444
Reversal of allowance for acceptances and guarantee		10	70,860
Gain on trust account		3,258	1,025
Gain on other allowance		37,832	22,455
Others		80,058	89,002

		311,838	504,786

		381,815	600,712

Other operating expense
Loss on sale of assets:
Loans		(40,397)	(57,806)
Others:
Loss on hedge activity		(342,004)	(276,088)
Contribution to fund		(252,203)	(239,841)
Loss on allowance for acceptances and guarantee		(7,960)	—
Loss on other allowance		(36,888)	(123,792)
Depreciation of operating lease assets		(7,761)	(11,320)
Deposit insurance premium		(239,348)	(230,752)
Others		(179,135)	(199,495)

		(1,065,299)	(1,081,288)

		(1,105,696)	(1,139,094)

Net other operating expenses	￦	(723,881)	(538,382)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

41.	Net other non-operating expenses

Other non-operating income and other non-operating expense for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Other non-operating income
Gain on sale of assets:
Property and equipment	￦	688	925
Investment property		315	5
Non-current assets held-for-sale		14,572	1
Lease assets		3,568	2,864
Others		222	776

		19,365	4,571

Gain on sale of Investments in associates		36,084	45,773

Others:
Rental income on investment property		27,433	26,955
Reversal of impairment loss on Intangible asset		32	—
Gain from assets contributed		5,039	5,900
Gain on bond retirement		24	14,473
Gains on conversion of convertible bond		7,217	—
Others		108,990	111,221

		148,735	158,549

		204,184	208,893

Other non-operating expense
Loss on sale of assets:
Property and equipment		1,065	1,910
Investment property		426	—
Non-current assets held-for-sale		—	1,531
Lease assets		1,368	1,830
Others		65	107

		2,924	5,378

Loss on sale of Investments in associates		1,423	470
Impaired loss on Investments in associates		8,977	4,351

		10,400	4,821

Others:
Donations		74,073	117,887
Depreciation of investment properties		9,062	9,245
Impaired loss on intangible assets		58,549	39,674
Write-off of intangible assets		585	3,682
Loss on bond retirement		10,256	296
Collecting of written-off expenses		6,414	6,433
Others		20,399	59,091

		179,338	236,308

		192,662	246,507

Net other non-operating income (expense)	￦	11,522	(37,614)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

42.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Current income tax expense	￦	819,321	1,013,109
Adjustment for prior periods		(7,838)	(30,798)
Origination and reversal of temporary differences		(47,160)	(147,061)
Income tax recognized in other comprehensive income		(25,379)	84,679

Income tax expenses	￦	738,944	919,929

(b)	Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Income before income taxes	￦	3,233,012	4,192,562
Income taxes at statutory tax rates		782,362	1,014,476
Adjustments :
Non-taxable income		(42,217)	(49,363)
Non-deductible expense		10,837	8,312
Tax credit		(1,819)	(9,228)
Other		(2,381)	(13,470)
Refund due to adjustments of prior year tax returns		(7,838)	(30,798)
Income tax expense	￦	738,944	919,929

Effective tax rate (%)		22.86%	21.94%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

42.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	￦	(134,399)	(15,039)	—	(149,438)
Account receivable		(18,044)	5,074	—	(12,970)
Trading assets		(5,665)	(4,770)	—	(10,435)
Available-for-sale		3,646	51,513	(4,176)	50,983
Investment in subsidiaries		6,006	(17,428)	877	(10,545)
Valuation and depreciation of property and equipment		(162,899)	17,565	—	(145,334)
Derivative asset (liability)		33,762	21,902	(4,998)	50,666
Deposits		37,508	(5,508)	—	32,000
Accrued expenses		69,707	(5,656)	—	64,051
Defined benefit obligation		132,058	89,181	—	221,239
Plan assets		(127,344)	(27,424)	—	(154,768)
Other provisions		260,397	(25,658)	—	234,739
Allowance for acceptances and guarantees		26,540	(7,881)	—	18,659
Allowance related to asset revaluation		(44,873)	—	—	(44,873)
Allowance for expensing depreciation		(802)	56	—	(746)
Deemed dividend		1,334	—	—	1,334
Accrued contributions		20,282	(5,441)	—	14,841
Financial assets designated at fair value through profit of loss		(52,642)	(12,567)	—	(65,209)
Allowances		9,581	34,998	—	44,579
Fictitious dividend		1,077	(8)	—	1,069
Liability under insurance contracts		2,591	738	—	3,329
Other		(28,901)	(21,108)	(17,082)	(67,091)

	￦	28,920	72,539	(25,379)	76,080

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

42.	Income tax expense (continued)

	2011
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	￦	(93,491)	(40,908)	—	(134,399)
Account receivable		(23,920)	5,876	—	(18,044)
Trading assets		(4,150)	(1,515)	—	(5,665)
Available-for-sale		(152,903)	76,329	80,220	3,646
Investment in subsidiaries		5,593	868	(455)	6,006
Valuation and depreciation of property and equipment		(147,921)	(14,978)	—	(162,899)
Derivative asset (liability)		126,672	(93,115)	205	33,762
Deposits		26,421	11,087	—	37,508
Accrued expenses		50,146	19,561	—	69,707
Defined benefit obligation		98,363	33,695	—	132,058
Plan assets		(75,674)	(51,670)	—	(127,344)
Other provisions		237,030	23,367	—	260,397
Allowance for acceptances and guarantees		45,992	(19,452)	—	26,540
Allowance related to asset revaluation		(45,098)	225	—	(44,873)
Allowance for expensing depreciation		(780)	(22)	—	(802)
Deemed dividend		9,811	(8,477)	—	1,334
Accrued contributions		10,711	9,571	—	20,282
Financial assets designated at fair value through profit of loss		(27,181)	(25,461)	—	(52,642)
Allowances		(176,813)	186,394	—	9,581
Fictitious dividend		1,081	(4)	—	1,077
Liability under insurance contracts		2,814	(223)	—	2,591
Other		15,156	(48,766)	4,709	(28,901)

	￦	(118,141)	62,382	84,679	28,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

42.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2012 and 2011 are as follows:

	December 31, 2011			Changes		December 31, 2012
	Other comprehensive income		Tax effect	Other comprehensive income	Tax effect	Other comprehensive income	Tax effect
Valuation gain(loss) on available-for-sale financial assets	￦	1,593,980	(385,236)	14,847	(4,176)	1,608,827	(389,412)
Foreign currency translation adjustments for foreign operations		(6,469)	4,628	(68,038)	(17,082)	(74,508)	(12,454)
Gain(loss) on cash flow hedge		(27,046)	6,545	20,653	(4,998)	(6,393)	1,547
Equity in other comprehensive income of associates		1,520	(116)	3,221	877	4,741	761
The accumulated other comprehensive income in separate account		1,419	(277)	840	(271)	2,259	(548)

Income tax charged or credited directly to equity	￦	1,563,404	(374,456)	(28,477)	(25,650)	1,534,926	(400,106)

	January 1, 2011			Changes		December 31, 2011
	Other comprehensive income		Tax effect	Other comprehensive income	Tax effect	Other comprehensive income	Tax effect
Valuation gain(loss) on available-for-sale financial assets	￦	2,134,400	(465,456)	(540,420)	80,220	1,593,980	(385,236)
Foreign currency translation adjustments for foreign operations		(17,846)	(81)	11,377	4,709	(6,469)	4,628
Gain(loss) on cash flow hedge		(28,270)	6,340	1,224	205	(27,046)	6,545
Equity in other comprehensive income of associates		(1,652)	339	3,172	(455)	1,520	(116)
The accumulated other comprehensive income in separate account		2,100	(379)	(681)	102	1,419	(277)

Income tax charged or credited directly to equity	￦	2,088,732	(459,237)	(525,328)	84,781	1,563,404	(374,456)

(*)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

42.	Income tax expense (continued)

(g)	The amount of deductible temporary differences, unused tax losses, and unused tax credits are not recognized as deferred tax assets as of December 31, 2012 and 2011 are as follows:

	2012		2011
Tax loss carry forward(*)	￦	139,759	139,759

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	￦	—	—	—	139,759

(f)	The amount of deferred tax liabilities regarding investment in subsidiaries which are not recognized as of December 31, 2012 and 2011 are as follows:

	2012		2011
Investment in subsidiaries	￦	(2,933)	(1,076)
Investment in associates		(11,346)	(18,873)

	￦	(14,279)	(19,949)

(g)	The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2012 and 2011 are as follows:

	2012		2011
Deferred tax assets	￦	210,273	288,303
Deferred tax liabilities		(134,193)	(259,383)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won, except per share data)

43.	Earnings per share

(a)	Basic earnings per share

Basic earnings per share for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Net income for the year	￦	2,322,732	3,100,011
Less: dividends on preferred stock and hybrid bond		100,788	276,452

Net income available for common stock		2,221,944	2,823,559
Weighted average number of common shares outstanding		474,199,587	474,199,587

Earnings per share in won	￦	4,686	5,954

(b)	Diluted earnings per share

Diluted earnings per share due to dilutive effect for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Net income available for common stock	￦	2,221,944	2,823,559
Add: dividends on redeemable convertible preferred stock		—	27,657

Diluted net earnings		2,221,944	2,851,216

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		474,199,587	488,920,587

Diluted earnings per share in won	￦	4,686	5,832

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Weighted average number of common shares	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	—	14,721,000

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	474,199,587	488,920,587

148

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

44.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2012 and 2011 are as follows:

	2012		2011
Guarantees
Guarantee outstanding	￦	9,555,223	10,174,850
Contingent guarantees		5,202,576	6,882,438

		14,757,799	17,057,288

Commitments to extend credit
Loan commitments in won		51,524,469	46,447,266
Loan commitments in foreign currency		19,267,753	19,374,617
ABS and ABCP Commitments		1,773,404	1,605,269
Others		1,171,917	1,232,896

		73,737,543	68,660,048

Endorsed bills
Secured endorsed bills		3,946	9,748
Unsecured endorsed bills		11,519,392	8,773,124

		11,523,338	8,782,872

Loans sold with recourse		2,099	2,099

	￦	100,020,779	94,502,307

(b)	Guaranteed principal money trust

As of December 31, 2012 and 2011, the Group guaranteed the return of the principal amount invested under management in the amount of ￦3,425,853 and ￦3,404,468 million, respectively. Additional losses may be recorded based on future performance of these guaranteed principal money trust accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

44.	Commitments and contingencies (continued)

(c)	Legal contingencies

The Group’s pending lawsuits as a defendant for the years ended December 31, 2012 were as follows.

Plaintiff		Descriptions	Amount of damage claim
Confirmations on absence of debt litigation	1	A lawsuit against the Bank was filed claiming that the Bank should recover principal and interest of atrustee’s account, insisting the payment out of the account were made improperly. The Group has paid ￦ 94.2 billion after losing the second appeal trial. The final appeal of the lawsuit is in progress.	￦	96,286
Compensation for a loss	1	A lawsuit against the Bank was filed claiming that the Bank should compensate for a the plaintiff’s losses insisting the Bank purchased shares of Shinho Paper Co., Ltd. (currently known as Artone Paper Co., Ltd.) with out appropriate customer authorization. The first appeal was ruled in favor of the plaintiff. The amounts of loss are recorded as provision. The Group has appealed and such appeal is currently pending at the second appeal.		90,200
Claimed for principal and interest of the ABCP	1	A holder of an Asset Backed Commercial Paper (“ABCP”) has claimed for principal and interest of the ABCP against the Bank, the broker of the ABCP deal, as the Bank had refused to pay insisting the line of credit was provided illegally by their employee. The Group believes that there are low possibilities of resource outflows in respect of the lawsuit bated on similar litigation.		65,000
Claimed uncollected receivables of goods	1	A plaintiff claimed uncollected receivables of goods against the Bank since the plaintiff had delivered goods based on a bank guarantee forged by the Bank issued. The case is currently pending at the first appeal. The Group recorded a provision based on similar litigation.		43,362
Refund a cost of the fixed collateral establishment	110	The plaintiffs filed the lawsuits against the Bank claiming that the Group should refund a cost of the fixed collateral establishment insisting a loan agreement was invalid since it regulated that the cost should be paid by the borrower.		11,621
Improper arrangements of PF loans	2	The plaintiffs (other banking institutions) filed the lawsuits against the Shinhan Investment claiming that the Shinhan Investment should pay PF loans for original borrower insisting the arrangements of PF loans were made improperly. The appeal has been ruled in favor of the plaintiffs. The amounts of loss were record as provision.		38,800
Contract void check and the return of unfair profits	37	As of December 31, 2012, the Bank established an allowance for the lawsuits that has filed to nullify investor’s obligations under the KIKO contracts. The cases are currently pending at the second appeal or the final appeal.		205,897
Others	272			203,250

	425		￦	754,416

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

44.	Commitments and contingencies (continued)

As of December 31, 2012, the Group recorded a provision of ￦135,748 million and reserve of ￦724 million with respect to these lawsuits, in other liabilities.

45.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows for as of December 31, 2012 and 2011 are as follows:

	2012		2011
Cash and due from banks	￦	13,394,331	14,763,099
Due from financial institutions with a maturity over three months from date of acquisition		(3,898,900)	(5,248,522)
Restricted due from banks		(4,529,705)	(5,545,235)

	￦	4,965,726	3,969,342

(b)	Significant non-cash activities for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Increase in available-for-sale financial assets from debt-equity swap	￦	61,893	72,219

(c)	As of the acquisition date, the Group acquired cash and cash equivalents amounting to ￦90,010 million through the purchase & assumption (P&A) deal for selected assets and liabilities of Tomato Savings Bank Co., Ltd.

On November 11, 2011, the Group obtained a controlling ownership over Shinhan Vina Bank, formerly a jointly controlled entity, by acquiring an additional 50 % of the outstanding and voting interests for ￦105,940 million.

The cash amount of ￦103,859 million paid as consideration for obtaining control of Shinhan Vina is reported in the statement of cash flows, net of cash and cash equivalents of ￦2,081 million acquired as part of transactions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of December 31, 2012 and 2011 are as follows:

Related party	Account	2012		2011
Investments in associates
Aju Capital co., Ltd	Loans and receivables	￦	50,000	50,000
	Allowances		(254)	(254)
	Provisions		—	11
	Deposits		20,297	—
UAMCO., Ltd	Loans and receivables		—	38,723
	Allowances		—	(52)
	Deposits		517	—
Pohang TechnoPark2PFV	Loans and receivables		—	658
	Allowances		—	(3)
	Provisions		—	286
	Deposits		14,794	—
Shinhan Corporate Restructuring Fund 5th	Account Receivable		27	27
	Allowances		(27)	—
Cardif Life Insurance	Deposits		2,353	—
	Credit card assets		94	83
Key management personnel and their immediate relatives
Loans and receivables			3,221	2,056

Assets			53,061	91,856
Liabilities		￦	37,961	297

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

46.	Related parties (continued)

(b)	Significant transactions with the related parties for the years ended December 31, 2012 and 2011 are as follows:

Related party	Account	2012		2011
Investments in associates
Aju Capital co., Ltd	Interest income	￦	2,042	—
	Net other operating income		11	664
	Reversal of credit losses		—	304
UAMCO., Ltd	Interest income		311	—
	Reversal of credit losses		52	(23)
Pohang TechnoPark2PFV	Net other operating income		286	—
	Reversal of credit losses		3	(3)
	Interest losses		(17)	—
	Net other operating losses		—	(286)
Shinhan Corporate Restructuring Fund 8th	Fees and commission income		—	824
SHC-AJU 1st Investment Fund	”		—	97
Petra Private Equity Fund	”		—	365
SHC-AJU 2nd Investment Fund	”		—	11
Cardif Life Insurance	”		271	577
Shinhan K2 Secondary Fund	”		281	—
Key management personnel and their immediate relatives
Interest income			135	80

		￦	3,375	2,610

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Short-term employee benefits	￦	23,679	21,310
Severance benefits		503	585
Share-based payment transactions		3,904	3,279

	￦	28,086	25,174

(d)	There are no guarantees provided between the related parties as of December 31, 2012 and 2011.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

47.	Investment in subsidiaries

(a)	Condensed financial information for the Group’s subsidiaries.

i)	Condensed financial position for the Group’s subsidiaries as of December 31, 2012 and 2011 are as follows:

	2012				2011
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan financial group (Separate)	￦	27,212,924	7,546,003	19,666,921	30,844,250	11,413,443	19,430,807
Shinhan Bank		234,102,700	213,830,689	20,272,011	228,907,784	209,617,964	19,289,820
Shinhan Card Co., Ltd.		22,279,918	16,546,741	5,733,177	22,356,885	17,126,623	5,230,262
Shinhan Investment Corp.		16,465,338	14,287,115	2,178,223	12,166,106	10,046,342	2,119,764
Shinhan Life Insurance Co., Ltd		16,942,184	15,617,037	1,325,147	13,976,735	12,788,663	1,188,072
Shinhan Capital Co., Ltd.		3,526,185	3,053,871	472,314	3,518,266	3,037,927	480,339
Jeju Bank		3,242,918	2,965,024	277,894	3,168,168	2,920,296	247,872
Shinhan Credit Information Co., Ltd.		19,176	5,659	13,517	19,495	5,993	13,502
Shinhan Private Equity Investment management		421,840	414,292	7,548	343,231	334,599	8,632
Shinhan BNP Paribas AMC		168,911	23,218	145,693	170,665	24,369	146,296
SHC Management Co., Ltd.		8,747	331	8,416	8,620	355	8,265
Shinhan Data system		16,298	8,594	7,704	15,540	8,804	6,736
Shinhan Savings Bank		636,115	542,861	93,254	3,992	79	3,913
Shinhan Aitas Co., Ltd.		30,976	4,309	26,667	—	—	—

	￦	325,074,230	274,845,744	50,228,486	315,499,737	267,325,457	48,174,280

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

47.	Investment in subsidiaries (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the years ended December 31, 2012 and 2011 are as follows:

	2012				2011
	Operating income		Net income	Total comprehensive income	Operating income	Net income	Total comprehensive income
Shinhan financial group(separate))	￦	992,790	590,446	590,446	2,145,768	1,672,908	1,674,610
Shinhan Bank		17,209,542	1,696,651	1,565,123	18,808,507	2,118,421	1,634,530
Shinhan Card Co., Ltd.		4,585,735	749,764	802,663	4,497,105	875,930	936,096
Shinhan Investment Corp.		1,981,619	63,912	78,307	2,061,234	101,710	113,316
Shinhan Life Insurance Co., Ltd		5,240,254	209,399	201,838	4,340,729	236,927	217,586
Shinhan Capital Co., Ltd.		352,876	4,653	(3,108)	344,579	51,109	48,729
Jeju Bank		193,310	27,272	29,977	193,042	22,412	22,275
Shinhan Credit Information Co., Ltd.		29,912	1	1	32,235	(746)	(746)
Shinhan Private Equity Investment management.		40,882	1,185	1,185	84,366	(7,624)	(7,624)
Shinhan BNP Paribas AMC		102,473	31,302	30,497	109,811	35,040	34,961
SHC Management Co., Ltd.		293	150	150	259	(34)	(34)
Shinhan Data system		58,170	946	946	50,128	1,056	1,056
Shinhan Savings Bank Co., Ltd.		109,672	(23,389)	(26,467)	—	(87)	(87)
Shinhan Aitas Co., Ltd.		4,385	(513)	(513)	—	—	—

	￦	30,901,913	3,351,779	3,271,045	32,667,763	5,107,022	4,674,668

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of won)

47.	Investment in subsidiaries (continued)

(b)	Change in subsidiaries

i)	Subsidiaries newly excluded in the Group for the year ended December 31, 2012 are as follows :

Subsidiary	Reason
Shinhan Investment Europe Ltd.	The investee is in liquidation for the current period.

ii)	Subsidiaries newly consolidated in the Group for the year ended December 31, 2011 were as follows:

Subsidiary	Reason
Shinhan Savings Bank	The Group owns 100% of the voting power.

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

48.	Information of trust business

(a)	Significant balances with trust business as of December 31, 2012 and 2011 are as follows:

	2012		2011
Borrowings from trust account	￦	2,377,502	2,011,569

(b)	Transactions with trust business for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Trust management fees	￦	62,886	62,305
Commission income		24	46
Interest on borrowings from trust account		52,469	61,976